SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[x] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended January 31, 2005

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 001-31756

ARGAN, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	13-1947195
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
One Church Street, Suite 302, Rockville, Maryland	20850
(Address of Principal Executive Offices)	(Zip Code)

301-315-0027
(Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

Common Stock, $0.15 par value
(Title of Class)

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendments to this Form 10-KSB. [ ]

State issuer's revenues for its most recent fiscal year: $14,518,000

The aggregate market value of the Common Stock held by non-affiliates of the Registrant was approximately $ 3,011,000 as of April 15, 2005, based upon the closing price on the NASDAQ Electronic Bulletin Board System reported for such date. Shares of Common Stock held by each Officer and Director and by each person who owns 5% or more of the outstanding Common Shares have been excluded because such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock outstanding as of April 15, 2005: 2,758,845

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Items 9, 10, 11, 12 and 14 of Part III is incorporated by reference to the Registrant's definitive proxy statement to be filed within 120 days after the end of the fiscal year covered by this form pursuant to Regulation 14A in connection with its 2005 Annual Meeting of Stockholders.

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

Argan, Inc.

Argan, Inc.
One Church Street
Suite 302
Rockville, MD 20850
301-315-0027
fax 301-315-0064
www.arganinc.net

Dear Fellow Shareholders:

Fiscal year 2005 marked our entry into the nutraceutical industry with our acquisition of Vitarich Laboratories, Inc., a dietary supplement manufacturer, marketer and formulator. We strongly believe that the nutraceutical industry will continue its rapid growth for the foreseeable future fueled by an aging and more health conscious population. Accelerating the assimilation of nutraceutical products into mainstream lifestyles are advancements in the science of nutrition and, in addition, commitments by the industry and the government to enforce good manufacturing and advertising practices upon the industry. As the requirements for professional manufacturing standards and advertising ethics increase, we believe this substantially fragmented industry will necessarily consolidate with those in the industry that can satisfy customers who demand quality products from reputable manufacturers and marketers.

In addition to embarking on expansion into the exciting and growing nutraceutical industry, we have encountered and overcome major difficulties in our telecommunications infrastructure business this year. Southern Maryland Cable, Inc. (SMC) withstood the loss of a substantial portion of its anticipated business in fiscal year 2005 as the result of problems between the Federal government and its primary contractor on a large military communications contract. The dramatic reduction in business activity required that we write-down a significant portion of our intangible assets. We worked closely with SMC to improve management, streamline operations and diversify its customer base. In late fiscal year 2005, the homeland security work resumed. SMC expects strong contract revenue and earnings performance in fiscal year 2006 leveraging its professional and efficient operational capability to take advantage of the increasing revenues. With the difficulties of fiscal 2005 behind us, SMC looks forward to the promising opportunities of a far brighter fiscal 2006.

As we move into fiscal year 2006, we anticipate expanding our nutraceutical industry business by internal growth and additional acquisitions. We have identified a number of opportunities and believe that we are an attractive vehicle for participating in this consolidating industry. Thank you for your continued patience and support as we move into the new fiscal year.

RAINER BOSSELMANN, Chairman of the Board

ARGAN, INC.
2005 FORM 10-KSB ANNUAL REPORT
TABLE OF CONTENTS

Page

PART I

PART II

PART III

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PART I

ITEM 1. DESCRIPTION OF BUSINESS.

We conduct our operations through our wholly owned subsidiaries Vitarich Laboratories, Inc. (VLI) and Southern Maryland Cable, Inc. (SMC) that we acquired in August 2004 and July 2003, respectively. Through VLI, we develop, manufacture and distribute premium nutritional supplements, whole-food dietary supplements and personal care products. Through SMC, we provide telecommunications infrastructure services including project management, construction and maintenance to the Federal Government, telecommunications and broadband service providers as well as electric utilities. The Company is actively pursuing acquisitions in the nutraceutical and other industries. Our strategy is to become a geographically and customer diversified nutraceutical manufacturer and distribution company.

Through VLI, we are dedicated to the research, development, manufacture and distribution of premium nutritional supplements, whole-food dietary supplements and personal care products. Several have garnered honors including the National Nutritional Foods Association's prestigious People's Choice Awards for best products of the year in their respective category.

We provide nutrient-dense, super-food concentrates, vitamins and supplements. Our target customers include health food store chains, mass merchandisers, network marketing companies, pharmacies and major retailers.

We intend to enhance our position in the fast growing global nutrition industry through our innovative product development and research. We believe that we will be able to expand our distribution channels by providing continuous quality assurance and by focusing on timely delivery of superior nutraceutical products.

We intend to seek acquisitions in the nutrition industry to evolve into a customer and product diverse nutraceutical products company with a reputation for high quality and on-time delivery of products.

Through SMC, we currently provide inside plant, premise wiring services to the Federal Government and have plans to expand that work to commercial customers who regularly need upgrades in their premise wiring systems to accommodate improvements in security, telecommunications and network capabilities.

We continue to participate in the expansion of the telecommunications industry by working with various telecommunications providers. We provide maintenance and upgrade services for their outside plant systems that increase the capacity of existing infrastructure. We also provide outside plant services to the power industry by providing maintenance and upgrade services to utilities.

We intend to emphasize our high quality reputation, customer base and highly motivated work force in competing for larger and more diverse contracts. We believe that our high quality and well maintained fleet of vehicles and construction machinery and equipment is essential to meet customers' needs for high quality and on-time service. We are committed to our repair and maintenance capabilities to maintain the quality and life of our equipment. Additionally, we invest annually in new vehicles and equipment.

We were organized as a Delaware corporation in May 1961. On October 23, 2003, our shareholders approved a plan providing for the internal restructuring of the Company whereby we became a holding company, and our operating assets and liabilities relating to our Puroflow Incorporated ("Puroflow") business were transferred to a newly-formed, wholly owned subsidiary. The subsidiary then changed its name to "Puroflow Incorporated" and we changed our name from Puroflow Incorporated to "Argan, Inc."

On October 31, 2003, pursuant to a certain Stock Purchase Agreement ("Stock Purchase Agreement"), we completed the sale of Puroflow to Western Filter Corporation (WFC) for approximately $3.5 million in cash, of which $300,000 is being held in escrow to indemnify WFC from losses resulting from any damages from the breach of the representations and warranties made by us pursuant to that sale. During the twelve months ended January 31, 2005, WFC asserted that the Company breached certain representations and warranties under the Stock Purchase Agreement. (See Note 12 to consolidated financial statements.)

HOLDING COMPANY STRUCTURE

We intend to make additional acquisitions and/or investments. We intend to have more than one industrial focus and to identify those companies that are in industries with significant potential to grow profitably both internally and through acquisitions. We expect that companies acquired in each of these industrial groups will be held in separate subsidiaries that will be operated in a manner that best provides cashflow and value for the Company.

We are a holding company with no operations other than our investments in VLI and SMC. At January 31, 2005, there were no restrictions with respect to dividends or other payments from VLI and SMC to Argan.

Our principal executive offices are located at One Church Street, Suite 302, Rockville, Maryland 20850. Our phone number at that address is (301) 315-0027. We maintain a website on the Internet at www.arganinc.com. Information on our website is not incorporated by reference into this report.

Unless the context otherwise requires, references in this Form 10-KSB to "Argan," the "Company," "we," "us" or "our" refer to Argan, Inc., a Delaware corporation, and its subsidiaries. Our fiscal year for financial reporting ends on January 31.

Recent Events

Private Sale of Stock

On January 28, 2005, the Company sold and issued to MSR I SBIC, L.P., a Delaware limited partnership ("Investor"), 129,032 shares (the "Shares") of our common stock, pursuant to a Subscription Agreement dated as of January 28, 2005 between the Company and Investor (the "Subscription Agreement"). The Shares were issued at a purchase price of $7.75 per share ("Share Price"), yielding aggregate proceeds of $999,998. The Investor is an entity controlled by Daniel Levinson, a director of the Company. Pursuant to the Subscription Agreement, the Company has agreed to issue additional shares of our common stock to Investor in accordance with the Subscription Agreement under certain conditions upon the earlier of (i) the Company's issuance of additional shares of common stock generating aggregate proceeds of at least $2,500,000 for a consideration per share less than the Share Price, subject to certain exclusions; and (ii) July 31, 2005. Shares would be issued in amounts determined by reference to the Company's prevailing thirty-day average stock price. The number of additional shares to be issued would effectively reduce the Investor's purchase price per share of common stock as set forth in the Subscription Agreement.

Merger of Vitarich

On August 31, 2004, pursuant to an Agreement and Plan of Merger ("Merger Agreement"), the Company acquired all of the common stock of Vitarich Laboratories, Inc. ("Vitarich") by way of a merger of Vitarich with and into a wholly-owned subsidiary of the Company ("VLI"), with VLI as the surviving company of the Merger. Vitarich (now VLI) is a developer, manufacturer and distributor of premium nutritional supplements, whole food dietary supplements and personal care products.

In connection with the Merger Agreement, the Company paid Kevin J. Thomas ("Thomas"), the former shareholder of Vitarich, initial consideration consisting of (i) $6.1 million in cash; and (ii) 825,000 shares of the Company's common stock which was valued at $5,132,000 or $6.22 per share utilizing the quoted market price two days before and after the acquisition date. These 825,000 shares were registered on Form S-3 under the Securities Act of 1933, as amended, on February 25, 2005.

Pursuant to the Merger Agreement, in addition to the initial consideration paid at closing, the Company shall pay Thomas additional consideration equal to (a) 5.5 times the Adjusted EBITDA of Vitarich (as defined in the Merger Agreement) for the 12 months ended February 28, 2005 (b) less the initial consideration paid at closing (provided however, that in no event shall the additional consideration be less than zero or require repayment by Thomas of any portion of the initial consideration paid at closing) ("Additional Cash Consideration"). Such Additional Cash Consideration shall be paid 50% in cash and 50% through issuance of additional common stock of the Company.

The Merger Agreement also provides that, if between the closing date and the payment date of the Additional Cash Consideration, the Company raises additional capital by issuance of stock pursuant to a public or private offering for a price less than $7.75 per share (the "Additional Capital Subscription Price"), then the number of shares of the Company's common stock issued to Thomas as initial consideration in the merger shall be adjusted to the number of shares of the Company's common stock that would have been issued at the closing of the merger had the value of each share of the Company's common stock been the Additional Capital Subscription Price.

In connection with the Merger Agreement, the Company assumed approximately $1.6 million of Vitarich indebtedness (including approximately $1.1 million of equipment leases and working capital credit lines and approximately $507,000 that was due to Thomas by Vitarich at the time of the merger) as well as Vitarich accounts payable and accrued liabilities. The Company also assumed certain real property leases and other obligations of Vitarich in connection with the merger. The Company paid the $507,000 that was due to Thomas at the closing of the merger and paid approximately $714,000 of the assumed equipment leases and working capital credit lines following the closing of the merger.

In connection with the Merger Agreement, VLI and Thomas entered into an employment agreement, pursuant to which VLI agreed to employ Thomas as its Senior Operating Executive for an initial term of 3 years, subject to successive automatic one-year renewal terms after the initial term unless either party provides notice of its election not to renew; and the Company entered into a supply agreement with a supply company owned by Thomas, pursuant to which the supply company committed to sell to the Company, and the Company committed purchase on an as-needed basis, certain organic agriculture products produced by the supply company.

Also in connection with the Merger Agreement, Argan effected certain changes to its existing credit facility with Bank of America, N.A. ("BOA"), pursuant to a certain Third Amendment to Financing and Security Agreement (the "Third Amendment"), dated as of August 31, 2004, by and among Argan, SMC and VLI, as borrowers, and BOA, as lender; a certain Amended and Restated Revolving Credit Note (the "Amended Revolving Note"), dated August 31, 2004, in the amount of $3,500,000, by and among Argan, SMC and VLI, as borrowers, in favor of BOA, as lender; a certain First Amendment to Term Note (the "First Amendment to Term Note"), dated as of June 29, 2004, by and among Argan and SMC, as borrowers, and BOA, as lender; and an Additional Borrowers Joinder Supplement (the "Supplement" and together with the Third Amendment, the Amended Revolving Note and the First Amendment to Term Note, the "Financing Document Amendments"), dated as of August 31, 2004, by and among Argan, the other Existing Borrowers (as such term is defined in the Supplement) and VLI, as borrowers, and BOA, as lender. Pursuant to the Financing Document Amendments, Argan's existing credit facility with BOA was principally amended to (i) increase the amount available for borrowing under the revolving credit facility from $1,750,000 to $3,500,000, (ii) extend the maturity date of the revolving credit facility to May 31, 2005, (iii) increase the interest rate on the revolving credit facility to LIBOR plus 3.25% for the remaining term of the facility, (iv) increase the interest rate on the term loan facility to LIBOR plus 3.45% from July 1, 2004 to the maturity date (July 31, 2006), and (v) subject borrowings under the revolving credit facility to a borrowing base calculation based upon eligible accounts receivable and eligible inventory. The Financing Document Amendments also amended certain covenants to require the ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") to not exceed 2.5 to 1 (the first test date being January 31, 2005) and to require a fixed charge coverage ratio of not less than 1.25 to 1 (the first test date being January 31, 2005.) The Financing Document Amendments also deleted covenants which had required Argan to maintain certain minimum levels of liquidity and positive net income during the Company's fiscal quarters ended July 31, 2004 and October 31, 2004. Argan drew approximately $2.1 million under the BOA revolving credit facility in connection with the Merger and for working capital for the newly acquired business.

Subordination of Certain Debt

On January 31, 2005, the Company entered into a Debt Subordination Agreement ("Subordination Agreement") with Thomas, SMC (SMC and the Company together are referred to herein as, the "Debtor") and Bank of America, N.A. ("Lender") to reconstitute as subordinated debt the Additional Cash Consideration that Debtor will owe to Thomas in connection with the Merger Agreement. Pursuant to the Subordination Agreement, Debtor and Thomas have agreed to reconstitute the Additional Cash Consideration as subordinated debt and in furtherance thereof, the Company has agreed to execute and deliver to Thomas a Subordinated Promissory Note in an amount equal to the amount that would otherwise be due Thomas as Additional Cash Consideration under the Merger Agreement. Accordingly, under the Subordination Agreement, Debtor subordinated all of the Junior Debt (as such term is defined in the Subordination Agreement) to the full and final payment of all the Superior Debt (as such term is defined in the Subordination Agreement) to the extent provided in the Subordination Agreement, and Thomas transferred and assigned to Lender all of his rights, title and interest in the Junior Debt and appointed Lender as his attorney-in-fact for the purchases provided in the Subordination Agreement for as long as any of the Superior Debt remains outstanding. Except as otherwise provided in the Subordination Agreement and until such time that the Superior Debt is satisfied in full, Debtor shall not, among other things, directly or indirectly, in any way, satisfy any part of the Junior Debt, nor shall Creditor, among other things, enforce any part of the Junior Debt or accept payment from Debtor or any other person for the Junior Debt or give any subordination in respect of the Junior Debt.

Amendment of Financing Arrangements

On April 8, 2005, the Company agreed to amend the existing financing arrangements with the BOA whereby the revolving line of credit was increased to $4.25 million in maximum availability, expiring May 31, 2006. The amended financing arrangement waives the January 31, 2005 and April 30, 2005 measurement of certain financial covenants including requiring the ratio of debt to pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) not to exceed 2.5 to 1 (with the next test date being July 31, 2005) requiring pro forma fixed charge coverage ratio not less than 1.25 to 1 (with the next test date being July 31, 2005). BOA consent continues to be required for acquisitions and divestitures. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements. BOA has released to the Company $300,000 which it was holding in escrow as collateral.

VRP Letter of Intent

On October 28, 2004, the Company entered into a letter of intent with Vitamin Research Products, Inc. ("VRP") to acquire all of the common stock of VRP. The consummation of the transaction is contingent upon the completion of the Company's due diligence, the signing of definitive purchase and sale agreement, approval of both companies' board of directors and other conditions.

Competition

The market for nutritional products is highly competitive. Our direct competition consists primarily of publicly and privately owned companies which tend to be highly fragmented in terms of both geographical market coverage and product categories. These companies compete with us on different levels in the development, manufacture and marketing of nutritional supplements. Many of these companies have broader product lines and larger sales volume, are significantly larger than us, have greater name recognition, financial, personnel, distribution and other resources than we do and may be better able to withstand volatile market conditions. There can be no assurance that our customers and potential customers will regard our products as sufficiently distinguishable from competitive products. Our inability to compete successfully would have a material adverse effect on our business.

We operate in the fragmented and competitive telecom and infrastructure services industry. We compete with service providers ranging from small regional companies, which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national contractors. We believe that we compete favorably with the other companies in the telecom and utility infrastructure services industry.

Materials

Raw materials used in VLI's products consist of nutrient powders, excipients, adaptogens, empty capsules and necessary components for packaging and distribution of finished nutritional and whole-food dietary supplements and personal care products.

We purchase the raw materials and empty capsules from manufacturers in the United States and foreign countries. Although we purchase raw materials from reputable suppliers, we continuously evaluate samples, certificates of analysis, material safety data sheets and the support research and documentation of both active and inactive ingredients. We have not experienced difficulty in obtaining adequate sources of supply, and generally a number of suppliers are available for most raw materials. Although we cannot assure that adequate sources will continue to be available, we believe we should be able to secure sufficient raw materials in the future.

Generally, our telecom infrastructure services customers supply most or all of the materials required for a particular contract and we provide the personnel, tools and equipment to perform the installation services. However, with respect to a portion of our contracts, we may supply part or all of the materials required. In these instances, we are not dependent upon any one source for the materials that we customarily utilize to complete the job. We are not presently experiencing, nor do we anticipate experiencing, any difficulties in procuring an adequate supply of materials.

Customers

During the twelve months ended January 31, 2005, we provided nutritional and whole-food supplements as well as personal care products to customers in the global nutrition industry and also services to telecommunications and utilities customers as well as to the Federal Government, through a contract with General Dynamics Corp. (GD). Certain of our more significant customer relationships are with Southern Maryland Electrical Cooperative (SMECO), GD, TriVita Corporation (TVC), and CyberWize.com, Inc. (C). SMECO accounted for approximately 23% of consolidated net sales during the twelve months ended January 31, 2005. GD accounted for approximately 14% of consolidated net sales during the twelve months ended January 31, 2005. During fiscal year 2005, GD has substantially reduced its level of activity on certain contracts under which it used SMC as a subcontractor. During fiscal year 2006, we expect that GD will substantially increase its level of activity on certain contracts under which it uses SMC as a subcontractor. The Federal Government, through our contract with GD, has been a major customer for three years. TVC and C have been customers of VLI for five and two years, respectively, and accounted for 17% and 8% of consolidated net sales for the twelve months ended January 31, 2005.

Backlog

At January 31, 2005, we had a backlog of $2.2 million for manufacturing nutraceutical products and $7.5 million to perform telecom infrastructure services in the next year. At January 31, 2004, we had a backlog of $5 million to perform telecom infrastructure services during fiscal year 2005.

Regulation

The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (FDA), the Federal Trade Commission (FTC), the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Environmental Protection Agency, and also by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the FDA, pursuant to the Federal Food, Drug and Cosmetic Act (FDCA), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of dietary supplements, including vitamins, minerals and herbs, and of over-the-counter (OTC) drugs, while the FTC has jurisdiction to regulate advertising of these products, and the Postal Service regulates advertising claims with respect to such products sold by mail order. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. Our inability to comply with these federal regulations may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

In addition, our products are also subject to regulations under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs.

Our telecom infrastructure services operations are subject to various federal, state and local laws and regulations including: licensing for contractors; building codes; permitting and inspection requirements applicable to construction projects; regulations relating to worker safety and environmental protection; and special bidding, procurement and security clearance requirements on government projects. Many state and local regulations governing construction require permits and licenses to be held by individuals who have passed an examination or met other requirements. We believe that we have all the licenses required to conduct our operations and that we are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses

Safety and Risk Management

We are committed to ensuring that our nutraceutical products and telecom infrastructure services employees perform their work in a safe environment. We regularly communicate with our employees to promote safety and to instill safe work habits. Our telecom infrastructure services safety director, an SMC employee, reviews accidents and claims, examines trends and implements changes in procedures or communications to address any safety issues.

Risk Management, Insurance and Performance Bonds

Contracts in the telecom infrastructure services industry which we serve may require performance bonds or other means of financial assurance to secure contractual performance. If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers. At this time, we do not have significant surety bonds or letters of credit outstanding.

Employees

At January 31, 2005, we had approximately 164 employees, all of whom were full-time. None of these employees is represented by a labor organization. We are not aware of any employees seeking organization. We believe that our employee relations are good.

Risk Factors

You should carefully consider the following risk factors before making an investment decision. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

General Risks Relating to our Company

Our officers and directors have limited experience in managing our business and, as a result, may be unsuccessful in doing so.

In April 2003, Rainer H. Bosselmann became Chairman and Chief Executive Officer, H. Haywood Miller III became Executive Vice President and Arthur F. Trudel became Senior Vice President and Chief Financial Officer of the Company. Upon consummation of the private placement, four of our existing directors (Warren Lichtenstein, Glen Kassan, Joshua Schechter and Robert Smith) resigned and were replaced by Mr. Bosselmann and three new directors designated by Mr. Bosselmann (DeSoto S. Jordan, James W. Quinn and Daniel A. Levinson). In addition, in June 2003, Peter L. Winslow was elected by the Board of Directors to fill a vacancy caused by the resignation of Travis Bradford, and in October, 2003, W.G. Champion Mitchell was elected to our Board of Directors at our 2003 Annual Meeting replacing Michael H. Figoff who did not stand for re-election. Although Messrs. Bosselmann, Miller, Trudel, Jordan, Quinn, Levinson, Winslow and Mitchell have experience as executive officers and directors of other public companies, they have limited experience in managing our business and, as a result, may be unsuccessful in doing so.

Purchasers of our common stock will be unable to evaluate future acquisitions and/or investments.

We recently completed our acquisition of Vitarich in August 2004. Prior to our acquisition of Vitarich, we acquired SMC in July 2003. Accordingly, purchasers of our common stock may be unable to evaluate the business, prospects, operating results, management or other material factors relating to future acquisitions and/or investments that we make. In addition, there can be no assurance that future acquisitions will occur, or if they occur, will be beneficial to us and our stockholders.

We may be unsuccessful at integrating companies that we acquire.

We may not be able to successfully integrate companies that we acquire with our other operations without substantial costs, delays or other operational or financial problems. Integrating acquired companies involves a number of special risks which could materially and adversely affect our business, financial condition and results of operations, including:

- failure of acquired companies to achieve the results we expect;
- diversion of management's attention from operational matters;
- difficulties integrating the operations and personnel of acquired companies;
- inability to retain key personnel of acquired companies;

- risks associated with unanticipated events or liabilities;
- the potential disruption of our business; and
- the difficulty of maintaining uniform standards, controls, procedures and policies.

If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire company could be materially and adversely affected. In addition, future acquisitions could result in issuances of equity securities that would reduce our stockholders' ownership interest, the incurrence of debt, contingent liabilities, deferred stock based compensation or expenses related to the valuation of goodwill or other intangible assets and the incurrence of large, immediate write-offs.

We may not be able to raise additional capital and, as a result, may not be able to successfully execute our business plan.

We will need to raise additional capital to finance future business acquisitions and/or investments. Additional financing may not be available on terms that are acceptable to us or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced. Additionally, these securities might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds are not available on terms acceptable to us, our ability to finance future business acquisitions and/or investments and to otherwise pursue our business plan would be significantly limited.

We cannot readily predict the timing, size and success of our acquisition efforts and therefore the capital we will need for these efforts. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. When we seek additional debt or equity financings, we cannot be certain that additional debt or equity will be available to us at all or on terms acceptable to us.

We may be unsuccessful at generating internal growth.

Our ability to generate internal growth will be affected by, among other factors, our success in:

- expanding the range of services and products we offer to customers to address their evolving needs;
- attracting new customers;
- hiring and retaining employees; and
- reducing operating and overhead expenses.

Many of the factors affecting our ability to generate internal growth may be beyond our control. Our strategies may not be successful and we may not be able to generate cash flow sufficient to fund our operations and to support internal growth. Our inability to achieve internal growth could materially and adversely affect our business, financial condition and results of operations.

Our business growth could outpace the capability of our corporate management infrastructure. Our operations and ability to execute our business plan could be adversely effected as a result.

We cannot be certain that our infrastructure will be adequate to support our operations as they expand. Future growth also could impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. We cannot be certain that we can recruit and retain such additional managers and executives. To the extent that we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management, we may not be able to expand our operations or execute our business plan. Our financial condition and results of operations could be materially and adversely affected as a result.

Loss of key personnel could prevent us from successfully executing our business plan and otherwise adversely affect our business.

Our ability to maintain productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability or maintain our business or grow our revenues.

We depend on the continued efforts of our executive officers and on senior management of the businesses we acquire. We cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business.

We have experienced losses in the past and may experience additional losses in the future.

As of January 31, 2005, we had an accumulated deficit of approximately $4.9 million resulting primarily from past losses. We may experience additional losses in the future.

Any general increase in interest rate levels will increase our cost of doing business. Our results of operations, cash flow and financial condition may suffer as a result.

As of January 31, 2005, we have approximately $2.3 million of unhedged variable rate debt. Any general increase in interest rate levels will increase our cost of doing business.

Specific Risks Relating To Our Nutritional Supplement Business

If our business or our products are the subject of adverse publicity, our business could suffer.

Our business depends, in part, upon the public's perception of our integrity and the safety and quality of our products. Any adverse publicity, whether or not accurate, could negatively affect the public's perception of us and could result in a significant decline in our operations. Our business and products could be subject to adverse publicity regarding, among other things:

- the nutritional supplements industry;
- competitors;
- the safety and quality of our products and ingredients; and
- regulatory investigations of our products or competitors' products.

Our inability to respond to changing consumers' demands and preferences could adversely affect our business.

The nutritional industry is subject to rapidly changing consumer demands and preferences. There can be no assurance that customers will continue to favor the products provided and manufactured by us. In addition, products that gain wide acceptance with consumers may result in a greater number of competitors entering the market which could result in downward price pressure which could adversely impact our financial condition. We believe that our growth will be materially dependent upon our ability to develop new techniques and processes necessary to meet the needs of our customers and potential customers. Our inability to anticipate and respond to these rapidly changing demands could have an adverse effect on our business operations.

There can be no assurance we will be able to obtain our necessary raw materials in a timely manner.

Although we believe that there are adequate sources of supply for all of our principal raw materials we require, there can be no assurance that our sources of supply for our principal raw materials will be adequate in all circumstances. In the event that such sources are not adequate, we will have to find alternate sources. As a result we may experience delays in locating and establishing relationships with alternate sources which could result in product shortages and backorders for our products, with a resulting loss of revenue to us.

There are limited conclusive clinical studies available on human consumption of our products.

Although many of the ingredients in our products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of our products contain innovative ingredients or combinations of ingredients. Although we believe all of our products to be safe when used as directed, there may be little long-term experience with human consumption of certain of these product ingredients or combinations thereof. Therefore, no assurance can be given that our products, even when used as directed, will have the effects intended. Although we test the formulation and production of our products, we have not sponsored or conducted clinical studies on the effects of human consumption.

In the event we are exposed to product liability claims, we may be liable for damages and expenses, which could adversely affect our financial condition.

We could face financial liability due to product liability claims if the use of our products results in significant loss or injury. To date, we have not been the subject of any product liability claims. However, we can make no assurances that we will not be exposed to future product liability claims. Such claims may include that our products contain contaminants, that we provide consumers with inadequate instructions regarding product use, or that we provide inadequate warnings concerning side effects or interactions of our products with other substances. We believe that we maintain adequate product liability insurance coverage. However, a product liability claim could exceed the amount of our insurance coverage or a product claim could be excluded under the terms of our existing insurance policy, which could adversely affect our financial condition.

The nutritional industry is intensely competitive and the strengthening of any of our competitors could harm our business.

The market for nutritional products is highly competitive. Our direct competition consists primarily of publicly and privately owned companies, which tend to be highly fragmented in terms of both geographical market coverage and product categories. These companies compete with us on different levels in the development, manufacture and marketing of nutritional supplements. Many of these companies have broader product lines and larger sales volume, are significantly larger than us, have greater name recognition, financial personnel, distribution and other resources than we do and may be better able to withstand volatile market conditions. There can be no assurance that our customers and potential customers will regard our products as sufficiently distinguishable from competitive products. Our inability to compete successfully would have a material adverse effect on our business.

Our violation of government regulations, or our inability to obtain necessary government approvals for our products could harm our business.

The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (FDA), the Federal Trade Commission (FTC), the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Environmental Protection Agency, and also by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act (FDCA), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of dietary supplements, including vitamins, minerals and herbs, and of over-the-counter (OTC) drugs, while the FTC has jurisdiction to regulate advertising of these products, and the Postal Service regulates advertising claims with respect to such products sold by mail order. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. Our inability to comply with these federal regulations may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

In addition, our products are also subject to regulations under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs.

In the future, we may become subject to additional laws or regulations administered by the FDA or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we consider favorable, or to more stringent interpretations of current laws or regulations. We can neither predict the nature of such future laws, regulations, repeals or interpretations, nor can we predict what effect additional governmental regulation, when and if it occurs, would have on our business. These regulations could, however, require reformation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation or other new requirements. Any of these developments could have a material adverse effect on our business.

Our inability to adequately protect our products from replication by competitors could have a material adverse effect on our business.

We own proprietary formulas for certain of our nutritional products. We regard our proprietary formulas as valuable assets and believe they have significant value in the marketing of our products. Because we do not have patents or trademarks on our products, there can be no assurance that another company will not replicate one or more of our products.

Specific Risks Relating to Our Telecommunications Infrastructure Business

We are substantially dependent on economic conditions in the telecommunications infrastructure industry. Adverse economic conditions in the industry could have a material adverse effect on our future operating results.

We are involved in the telecom and utility infrastructure services industries, which can be negatively affected by rises in interest rates, downsizings in the economy and general economic conditions. In addition, our activities may be hampered by weather conditions and an inability to plan and forecast activity levels. Adverse economic conditions in the telecommunications infrastructure and construction industries may have a material adverse effect on our future operating results.

The industry served by our business is subject to rapid technological and structural changes that could reduce the demand for the services we provide.

The utility, telecommunications and computer networking industries are undergoing rapid change as a result of technological advances that could in certain cases reduce the demand for our services or otherwise negatively impact our business. New or developing technologies could displace the wireline systems used for voice, video and data transmissions, and improvements in existing technology may allow telecommunications companies to significantly improve their networks without physically upgrading them. In addition, consolidation, competition or capital constraints in the utility, telecommunications or computer networking industries may result in reduced spending or the loss of one or more of our customers. Additionally, our work in the telecommunications infrastructure services industry could be negatively affected by rises in interest rates, downsizings in the economy and general economic conditions.

Our telecommunications infrastructure services business is seasonal and our operating results may vary significantly from quarter to quarter.

Our quarterly results are affected by seasonal fluctuations in our business. Our quarterly results may also be materially affected by:

- variations in the margins or products performed during any particular quarter;
- regional or general economic conditions;
- the budgetary spending patterns of customers, including government agencies;
- the timing and volume of work under new agreements;
- the timing of our significant promotional activities;
- costs that we incur to support growth internally or through acquisitions or otherwise;
- losses experienced in our operations not otherwise covered by insurance;
- the change in mix of our customers, contracts and business;
- the timing of acquisitions;
- the timing and magnitude of acquisition assimilation costs; and

- increases in construction and design costs.

Accordingly, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

Our operations with regard to our telecommunications business are expected to have seasonally weaker results in the first and fourth quarters of the year, and may produce stronger results in the second and third quarters. This seasonality is primarily due to the effect of winter weather on outside plant activities, as well as reduced daylight hours and customer budgetary constraints. Certain customers tend to complete budgeted capital expenditures before the end of the year, and postpone additional expenditures until the subsequent fiscal period. We intend to actively pursue larger infrastructure projects with our customers. The positive impact of major contracts requires that we undertake extensive up front preparations with respect to staffing, training and relocation of equipment. Consequently, we may incur significant period costs in one fiscal period and realize the benefit of contractual revenues in subsequent periods.

Our financial results are dependent on government programs and spending, the termination of which would have a material adverse effect on our business.

A significant portion of our business relates to structured cabling work for military and other government agencies. As such, our business is reliant upon military and other government programs. Reliance on government programs has certain inherent risks. Among others, contracts, direct or indirect, with United States government agencies are subject to unilateral termination at the convenience of the government, subject only to the reimbursement of certain costs plus a termination fee.

We are substantially dependent upon fixed price contracts and are exposed to losses that may occur on such contracts in the event that we fail to accurately estimate, when bidding on a contract, the costs that we will be required to incur to complete the project.

We currently generate, and expect to continue to generate, a significant portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for these fixed price contracts. Although historically we have been able to estimate costs, the cost of labor and materials may, from time to time, vary from costs originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

Many of our customer contracts may be canceled on short notice and we may be unsuccessful in replacing contracts as they are completed or expire. As a result, our business, financial condition and results of operations may be adversely affected.

Any of the following contingencies may have a material adverse effect on our business:

- our customers cancel a significant number of contracts;
- we fail to win a significant number of our existing contracts upon re-bid; or
- we complete the required work under a significant number of non-recurring projects and cannot replace them with similar projects.

Many of our customers may cancel their contracts on short notice, typically 30 to 90 days, even if we are not in default under the contract. Certain of our customers assign work to us on a project-by-project basis under master service agreements. Under these agreements, the customers often have no obligation to assign work to us. Our operations could be materially and adversely affected if the volume of work we anticipate receiving from these customers is not assigned to us. Many of our contracts, including our master service agreements, are opened to public bid at the expiration of their terms. We may not be the successful bidder on existing contracts that come up for bid.

Loss of significant customers could adversely affect our business.

Sales to our two largest telecom infrastructure services customers, General Dynamics and Southern Maryland Electric Cooperative (SMECO) currently account for most of our telecommunications business. General Dynamics accounted for approximately 14% of consolidated net sales during the year ended January 31, 2005. SMECO accounted for approximately 23% of consolidated net sales during the year ended January 31, 2005. The loss of any of these customers could have a material adverse effect on our business, unless the loss is offset by increases in sales to other customers.

We operate in highly competitive markets. If we fail to compete successfully against current or future competitors, our business, financial condition and results of operations will be materially and adversely affected.

We operate in highly competitive markets. We compete with service providers ranging from small regional companies which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national entities. In addition, there are few barriers to entry in the telecommunications infrastructure industry. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.

Competition in the telecommunications infrastructure industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures than we do and may, therefore, be able to provide their services at lower rates than we can provide the same services. In addition, some of our competitors are larger and have significantly greater financial resources than we do. Our competitors may develop the expertise, experience and resources to provide services that are superior in both price and quality to our services. Similarly, we may not be able to maintain or enhance our competitive position within our industry. We may also face competition from the in-house service organizations of our existing or prospective customers.

A significant portion of our business involves providing services, directly or indirectly as a subcontractor, to the United States government under government contracts. The United States government may limit the competitive bidding on any contract under a small business or minority set-aside, in which bidding in limited to companies meeting the criteria for a small business or minority business, respectively. We are currently qualified as a small business concern, but not a minority business.

We may not be able to compete successfully against our competitors in the future. If we fail to compete successfully against our current or future competitors, our business, financial condition, and results of operations would be materially and adversely affected.

We are subject to significant government regulation. This may increase the costs of our operations and expose us to substantial civil and criminal penalties in the event that we violate applicable law.

We provide, either directly as a contractor or indirectly as a sub-contractor, products and services to the United States government under government contracts. United States government contracts and related customer orders subject us to various laws and regulations governing United States government contractors and subcontractors, generally which are more restrictive than for non-government contractors. These include subjecting us to examinations by government auditors and investigators, from time to time, to ensure compliance and to review costs. Violations may result in costs disallowed, and substantial civil or criminal liabilities (including, in severe cases, denial of future contracts).

If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers. This may adversely affect our business.

Contracts in the industries we serve may require performance bonds or other means of financial assurance to secure contractual performance. The market for performance bonds has tightened significantly. If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers.

Risks Relating to our Securities

Our Board of Directors may issue preferred stock with rights that are superior to our common stock.

Our Certificate of Incorporation, as amended, permits our Board of Directors to issue shares of preferred stock and to designate the terms of the preferred stock. The issuance of shares of preferred stock by the Board of Directors could adversely affect the rights of holders of common stock by, among other matters, establishing dividend rights, liquidation rights and voting rights that are superior to the rights of the holders of the common stock.

Our common stock is thinly traded. As a result, our stock price may be volatile and you may have difficulty disposing of your investment at prevailing market prices.

Since August 4, 2003, our common stock has been listed on the Boston Stock Exchange under the symbol "AGX" and is traded on the Bulletin Board System and reported by the National Quotation Service under the symbol "AGAX.OB." Prior to our listing on the Boston Stock Exchange, our common stock was traded on the Bulletin Board System and reported by the National Quotation Service under the symbol "PFLW.OB." Our common stock is thinly and sporadically traded and no assurances can be given that a larger market will ever develop, or if developed, that it will be maintained.

Our acquisition strategy may result in dilution to our stockholders.

Our business strategy calls for strategic acquisition of other businesses. In connection with our acquisition of VLI, among other consideration, we issued 825,000 shares of our common stock as initial consideration and we agreed to issue additional shares of our common stock if certain pro forma EBITDA thresholds for the twelve months ending February 28, 2005 are met. We anticipate that future acquisitions will require cash and issuances of our capital stock, including our common stock. To the extent we are required to pay cash for any acquisition, we anticipate that we would be required to obtain additional equity and/or debt financing. Equity financing would result in dilution for our then current stockholders. Stock issuances and financing, if obtained, may not be on terms favorable to us and could result in substantial dilution to our stockholders at the time(s) of these stock issuances and financings.

Availability of significant amounts of our common stock for sale could adversely affect its market price.

As of January 31, 2005, there were approximately 2,759,000 shares of our common stock outstanding. In March 2004, we registered with the Securities and Exchange Commission on Form S-3, for resale, from time to time, by the investors in the April 2003 private placement of 1,533,974 shares of our common stock (including 230,000 shares of our common stock that are issuable upon exercise of warrants that were issued in connection with the private placement). In March, 2005, we registered 954,032 shares of our common stock on Form S-3 for resale, by the selling stockholders named therein consisting of shares issued in connection with (i) the private sale of our common stock and (ii) our acquisition of VLI. In addition, we agreed, in connection with our acquisition of VLI, to issue additional shares of our common stock if certain pro forma EBITDA thresholds for the twelve months ending February 28, 2005 are met, as well as register for resale such additional shares of our common stock. If our stockholders sell substantial amounts of our common stock in the public market, including shares registered under any registration statement on Form S-3, the market price of our common stock could fall.

We do not expect to pay dividends for the foreseeable future.

We have not paid cash dividends on our common stock since our inception and intend to retain earnings, if any, to finance the development and expansion of our business. As a result, we do not anticipate paying dividends on our common stock in the foreseeable future. Payment of dividends, if any, will depend on our future earnings, capital requirements and financial position, plans for expansion, general economic conditions and other pertinent factors.

Our officers, directors and a certain key employee have substantial control over the Company.

As of January 31, 2005, our executive officers and directors as a group own approximately 38% of our voting shares (giving effect to an aggregate of 230,000 shares of common stock that may be purchased upon exercise of warrants held by our executive officers and directors and 451,616 shares beneficially held in the name of MSR Advisors and affiliates for which one of our directors is President) and therefore, may have the power to influence corporate actions such as an amendment to our certificate of incorporation, the consummation of any merger, or the sale of all or substantially all of our assets, and may influence the election of directors and other actions requiring stockholder approval.

In addition, Kevin J. Thomas, our Senior Operating Executive, owns approximately 28% of our outstanding voting shares. In addition, we will issue to Mr. Thomas shares of our common stock as additional consideration in connection with our acquisition of VLI if certain pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) thresholds for the twelve months ending February 28, 2005 are met. Therefore, Mr. Thomas, individually, may have the power to influence corporate actions.

Our executive officers and directors, together with Kevin J. Thomas, currently own approximately 57% of our outstanding voting shares which will allow our executive officers and directors, together with Kevin J. Thomas, to approve almost any corporate action requiring a minimum majority vote without a meeting or prior notice to our other stockholders.

Provisions of our certificate of incorporation and Delaware law could deter takeover attempts.

Provisions of our certificate of incorporation and Delaware law could delay, prevent, or make more difficult a merger, tender offer or proxy contest involving us. Among other things, under our certificate of incorporation, our board of directors may issue up to 500,000 shares of our preferred stock and may determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of these shares of preferred stock. In addition, Delaware law limits transactions between us and persons that acquire significant amounts of our stock without approval of our board of directors.

Materials Filed with the Securities and Exchange Commission

The public may read any materials that we file with the Securities and Exchange Commission (SEC) at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at **http://www.sec.gov**.

Copies of the Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission are available without charge upon written request to:

Corporate Secretary
Argan, Inc.
Suite 302
One Church Street
Rockville, Maryland 20850

ITEM 2. DESCRIPTION OF PROPERTY

Our corporate headquarters which is under a lease expiring June 30, 2006, is located in Rockville, Maryland. VLI's headquarters are located in Naples, Florida in four facilities with one under monthly lease and three under leases with expiration dates ranging from December 31, 2006 through August 7, 2009. Two of the facilities are leased from the former owner of VLI. VLI's plant includes four buildings which contain warehouse facilities with an aggregate of 26,000 square feet, office space with 8,000 square feet, as well as manufacturing facilities with 10,000 square feet and laboratory facilities with 1,000 square feet. SMC's headquarters are located in Tracy's Landing, Maryland in a facility leased from a former owner of SMC with an initial lease term expiring December 31, 2006 and extensions available through December 31, 2020. The facility includes approximately four acres of land, a 2,400 square foot maintenance facility and 3,900 square feet of office space.

SMC's principal operations are conducted at local construction offices, equipment yards. These facilities are temporary in nature with most of SMC's services performed on customer premises or job sites. Because equally suitable temporary facilities are available in all areas where SMC does business, these facilities are not material to SMC's operations.

ITEM 3. LEGAL PROCEEDINGS

During the twelve months ended January 31, 2005, Western Filter Corporation (WFC) notified the Company in writing that the Company breached certain representations and warranties under the Stock Purchase Agreement in connection with the sale of Puroflow Incorporated to WFC. WFC asserts damages in excess of the $300,000 escrow which is being held by a third party in connection with the Stock Purchase Agreement.

The Company has reviewed WFC's claim and believes that substantially all of the claims are without merit. The Company will vigorously contest WFC's claim.

On March 22, 2005, WFC filed a complaint in Los Angeles Superior Court alleging the Company and its executive officers, individually, committed breach of contract, intentional misrepresentation, concealment and non-disclosure, negligent misrepresentation and false promise. WFC seeks declaratory relief and compensatory and punitive damages in an amount to be proven at trial as well as the recovery of attorneys' fees.

During the twelve months ended January 31, 2005, the Company recorded an accrual for a loss related to this matter of $260,000 for losses and legal expenses related to WFC's claim that it considers to be probable and that can be reasonably estimated. Although the ultimate amount of liability at January 31, 2005 that may result from this matter for which the Company has recorded an accrual is not ascertainable, the Company believes that any amounts exceeding the aforementioned accrual should not materially affect the Company's financial condition. It is possible, however, that the ultimate resolution of WFC's claim could result in a material adverse effect on the Company's results of operations for a particular reporting period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company did not submit any matters to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the Boston Stock Exchange under the symbol AGX and traded on the National Association of Securities Dealers, Inc., Electronic Bulletin Board System ("EBBS") under the symbol AGAX.

The following table sets forth the high and low bid quotations for our common stock for the periods indicated as reported by EBBS. These quotations represent inter-dealer prices and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions. Although we have been listed and registered on the Boston Stock Exchange since August 4, 2003, there have been no sales of the Company's securities on the Boston Stock Exchange during the below periods.

	High Bid	Low Bid
Fiscal year Ended January 31, 2004		
1st Quarter	$ 8.00	$6.10
2nd Quarter	8.50	7.75
3rd Quarter	8.55	6.60
4th Quarter	7.75	6.80
Fiscal year Ended January 31, 2005		
1st Quarter	7.75	6.91
2nd Quarter	7.01	5.75
3rd Quarter	6.60	5.62
4th Quarter	6.50	5.63

As of April 15, 2005, the Company had approximately 462 stockholders of record.

To date, Argan has not declared or paid cash dividends to its stockholders. Argan has no plans to declare and pay cash dividends in the near future.

Equity Compensation Plan Information

The Company has authorized the following equity securities for issuance under equity compensation plans at January 31, 2005:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column [a])
	[a]	[b]	[c]
Equity compensation plans approved by security holders	312,000(1)	$ 7.77	162,000 (2)
Equity compensation plans not approved by security holders	--	--	--
Total	312,000	$ 7.77	162,000

(1) Represents 82,000 shares issuable upon exercise of options granted under the 2001 Stock Option Plan as of January 31, 2005 and 230,000 shares issuable upon exercise of warrants as described below.

(2) Represents 162,000 shares remaining available for grant under the 2001 Stock Option Plan as of January 31, 2005.

On April 29, 2003, Argan completed a private placement of its common stock, in which we sold 1,303,974 shares of our common stock to a group of accredited investors at a price of $7.75 per share. In connection with the private placement, Rainer Bosselmann, H. Haywood Miller III, Arthur F. Trudel and MSR Advisors, Inc., received warrants to purchase an aggregate of 230,000 shares of our common stock at a purchase price of $7.75 per share. The Company raised a total of $10,107,000 (before giving effect to offering expenses of approximately $472,000 and 230,000 warrants issued in connection with the private placement). The private offering was approved by shareholders' vote on April 15, 2003. The shares in the private placement were issued pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended ("the Securities Act") resale of the shares of common stock and the shares of common stock underlying the warrants issued in the private placement were registered under the Securities Act on Form S-3 filed with the Securities and Exchange Commission (SEC) on March 15, 2004.

On August 31, 2004, Argan acquired VLI by way of a merger of Vitarich with and into our wholly-owned subsidiary. In connection with the merger, Argan issued 825,000 shares of common stock to Mr. Kevin Thomas, the former sole stockholder of Vitarich. The shares were issued pursuant to an exemption provided by Section 4(2) of the Securities Act. The resale of these shares were registered under the Securities Act on Form S-3 filed with the SEC on February 25, 2005.

On January 28, 2005, the Company sold and issued to MSR I SBIC, L.P., a Delaware limited partnership ("Investor"), 129,032 shares (the "Shares") of common stock of the Company pursuant to a Subscription Agreement between the Company and Investor (the "Agreement"). The Shares were issued at a purchase price of $7.75 per share, yielding aggregate proceeds of $999,998. The Investor is an entity controlled by Daniel Levinson, a director of the Company. Pursuant to the Agreement, we have agreed to issue additional shares of our common stock to Investor in accordance with the Agreement under certain conditions upon the earlier of (i) our issuance of additional shares of common stock having an aggregate purchase price of at least $2,500,000 for a consideration per share less than $7.75 per share, subject to certain exclusions; and (ii) July 31, 2005. Shares would be issued in amounts determined by reference to our prevailing thirty-day average stock price. The number of additional shares to be issued would effectively reduce the Investor's purchase price per common share as set forth in the Agreement. The shares were issued pursuant to an exemption provided by Section 4(2) of the Securities Act. The resale of the shares were registered under the Securities Act on Form S-3 filed with the SEC on February 25, 2005.

On October 28, 2004, the Company entered into a letter of intent with Vitamin Research Products, Inc. ("VRP") to acquire all of the common stock of VRP. The consummation of the transaction is contingent upon the completion of the Company's due diligence, the signing of definitive purchase and sale agreement, approval of both companies' board of directors and other conditions.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This Form 10-KSB contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created thereby. These statements relate to future events or our future financial performance, including statements relating to our products, customers, suppliers, business prospects, financings, investments and effects of acquisitions. In some cases, forward looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties, including preliminary information; the effects of future acquisitions and/or investments; competitive factors; business and economic conditions generally; changes in government regulations and policies; our dependence upon third-party suppliers; continued acceptance of our products in the marketplace; technological changes; and other risks and uncertainties that could cause actual events or results to differ materially from any forward-looking statement.

GENERAL

We conduct our operations through our wholly owned subsidiaries, Vitarich Laboratories, Inc. (VLI) that we acquired in August, 2004 and Southern Maryland Cable, Inc. (SMC) that we acquired in July 2003. Through VLI, we develop, manufacture and distribute premium nutritional products. Through SMC, we provide telecommunications infrastructure services including project management, construction and maintenance to the Federal Government, telecommunications and broadband service providers as well as electric utilities.

We were organized as a Delaware corporation in May 1961. On October 23, 2003, our shareholders approved a plan providing for the internal restructuring of the Company whereby we became a holding company, and our operating assets and liabilities relating to our Puroflow business were transferred to a newly-formed, wholly owned subsidiary. The subsidiary then changed its name to "Puroflow Incorporated" and we changed our name from Puroflow Incorporated to "Argan, Inc."

RECENT EVENTS

On January 28, 2005, the Company sold and issued to MSR I SBIC, L.P., a Delaware limited partnership ("Investor"), 129,032 shares (the "Shares") of our common stock, pursuant to a Subscription Agreement dated as of January 28, 2005 between the Company and Investor (the "Subscription Agreement"). The Shares were issued at a purchase price of $7.75 per share ("Share Price"), yielding aggregate proceeds of $999,998. The Shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. The Investor is an entity controlled by Daniel Levinson, a director of the Company.

Pursuant to the Subscription Agreement, the Company has agreed to issue additional shares of our common stock to Investor in accordance with the Subscription Agreement under certain conditions upon the earlier of (i) the Company's issuance of additional shares of our common stock generating aggregate proceeds of at least $2,500,000 for a consideration per share less than the Share Price, subject to certain exclusions; and (ii) July 31, 2005. Shares would be issued in amounts determined by reference to the Company's prevailing thirty-day average stock price. The number of additional shares to be issued would effectively reduce the Investor's purchase price per share of our common stock as set forth in the Subscription Agreement.

On January 31, 2005, the Company entered into a Debt Subordination Agreement ("Subordination Agreement") with Kevin J. Thomas ("Thomas"), Southern Maryland Cable, Inc., a wholly owned subsidiary of the Company ("SMC," and together with the Company, the "Debtor") and Bank of America, N.A. ("Lender") to reconstitute as subordinated debt certain additional cash consideration ("Additional Cash Consideration") that Debtor will owe to

Thomas in connection with the Merger Agreement.

Debtor entered into a certain Financing and Security Agreement dated as of August 19, 2003, as amended, with Lender whereby Lender extended to Debtor certain loans. On August 31, 2004, with the consent of Lender, the Debtor entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby the Company acquired all of the common stock of Vitarich Laboratories, Inc. ("Vitarich") by way of merger of Vitarich with and into a wholly-owned subsidiary of the Company, with Vitarich (now VLI) as the surviving company. Pursuant to the Merger Agreement, Thomas (who was a shareholder of Vitarich) is entitled to receive from Debtor, subject to certain conditions, Additional Cash Consideration as provided in the Merger Agreement. See "Acquisition of Vitarich Laboratories, Inc." under this Item 6 for additional information relating to the Merger Agreement.

Pursuant to the Subordination Agreement, Debtor and Thomas have agreed to reconstitute the Additional Cash Consideration as subordinated debt and in furtherance thereof, the Company has agreed to execute and deliver to Thomas a Subordinated Promissory Note in an amount equal to the amount that would otherwise be due Thomas as Additional Cash Consideration under the Merger Agreement. Accordingly, under the Subordination Agreement, Debtor subordinated all of the Junior Debt (as such term is defined in the Subordination Agreement) to the full and final payment of all the Superior Debt (as such term is defined in the Subordination Agreement) to the extent provided in the Subordination Agreement, and Thomas transferred and assigned to Lender all of his rights, title and interest in the Junior Debt and appointed Lender as his attorney-in-fact for the purchases provided in the Subordination Agreement for as long as any of the Superior Debt remains outstanding. Except as otherwise provided in the Subordination Agreement and until such time that the Superior Debt is satisfied in full, Debtor shall not, among other things, directly or indirectly, in any way, satisfy any part of the Junior Debt, nor shall Creditor, among other things, enforce any part of the Junior Debt or accept payment from Debtor or any other person for the Junior Debt or give any subordination in respect of the Junior Debt.

On April 8, 2005, the Company agreed to amend the existing financing arrangements with the Bank of America, N.A. ("the Bank") whereby the revolving line of credit was increased to $4.25 million in maximum availability, expiring May 31, 2006. The amended financing arrangements waives the January 31, 2005 and April 30, 2005 measurement of certain financial covenants including requiring the ratio of debt to pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) not to exceed 2.5 to 1 (with the next test date being July 31, 2005) requiring pro forma fixed charge coverage ratio not less than 1.25 to 1 (with the next test date being July 31, 2005). Bank consent continues to be required for acquisitions and divestitures. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements. The Bank has released to the Company $300,000 which it was holding in escrow as collateral.

On October 31, 2003, we completed the sale of Puroflow Incorporated (a wholly-owned subsidiary) to Western Filter Corporation (WFC) for approximately $3.5 million in cash, of which $300,000 is held in escrow to indemnify WFC from losses resulting from a breach of the representations and warranties made by us in connection with that sale. During the twelve months ended January 31, 2005, WFC notified the Company asserting that the Company breached certain representations and warranties under the Stock Purchase Agreement. WFC asserts damages in excess of the $300,000 escrow which is being held by a third party.

On March 22, 2005, WFC filed a complaint in Los Angeles Superior Court alleging the Company and its executive officers, individually, committed breach of contract, intentional misrepresentation, concealment and non-disclosure, negligent misrepresentation and false promise. WFC seeks declaratory relief and compensatory and punitive damages in an amount to be proven at trial as well as the recovery of attorneys' fees. The Company has reviewed WFC's claim and believes that the claims are substantially without merit. The Company will vigorously contest WFC's claims.

During the twelve months ended January 31, 2005, the Company recorded an accrual for loss and legal expenses related to this matter of $260,000 with respect to this claim. (See Note 12 to the Company's consolidated financial and legal expenses statements for further information.)

HOLDING COMPANY STRUCTURE

We intend to make additional acquisitions and/or investments. We intend to have more than one industrial focus and to identify those companies that are in industries with significant potential to grow profitably both internally and through acquisitions. We expect that companies acquired in each of these industrial groups will be held in separate subsidiaries that will be operated in a manner that best provides cashflow and value for the Company.

We are a holding company with no operations other than our investments in VLI and SMC. At January 31, 2005, there were no restrictions with respect to dividends or other payments from VLI and SMC to Argan.

NUTRITIONAL PRODUCTS

We are dedicated to the research, development, manufacture and distribution of premium nutritional supplements, whole-food dietary supplements and personal care products. Several have garnered honors including the National Nutritional Foods Association's prestigious Peoples Choice Awards for best products of the year in its respective category.

We provide nutrient-dense, super-food concentrates, vitamins and supplements. Our customers include health food store chains, mass merchandisers, network marketing companies, pharmacies and major retailers.

We intend to enhance our position in the fast growing global nutrition industry through our innovative product development and research. We believe that we will be able to expand our distribution channels by providing continuous quality assurance and by focusing on timely delivery of superior nutraceutical products.

We are focused on efficiently utilizing the strong cash flow potential from manufacturing nutritional products. To ensure that working capital is effectively allocated, we closely monitor our inventory turns as well as the number of days sales that we have in our accounts receivable.

TELECOM INFRASTRUCTURE SERVICES

We currently provide inside plant, premise wiring services to the Federal Government and have plans to expand that work to commercial customers who regularly need upgrades in their premise wiring systems to accommodate improvements in security, telecommunications and network capabilities.

Despite the slowdown during the twelve months ended January 31, 2005 by our primary fixed price contract customer, we continue to participate in the expansion of the telecommunications industry by working with various telecommunications providers. We are actively pursuing contracts with a wide variety of telecommunications providers. We provide maintenance and upgrade services for their outside plant systems that increase the capacity of existing infrastructure. We also provide outside plant services to the power industry by providing maintenance and upgrade services to utilities.

We intend to emphasize our high quality reputation, outstanding customer base and highly motivated work force in competing for larger and more diverse contracts. We believe that our high quality and well maintained fleet of vehicles and construction machinery and equipment is essential to meet customers' needs for high quality and on-time service. We are committed to invest in our repair and maintenance capabilities to maintain the quality and life of our equipment. Additionally, we invest annually in new vehicles and equipment.

Critical Accounting Policies

Management is required to make judgments, assumptions and estimates that affect the amounts reported when we prepare financial statements and related disclosures in conformity with generally accepted accounting principles. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Estimates are used for, but not limited to our accounting for revenue recognition, allowance for doubtful accounts, inventory valuation, long-lived assets and deferred income taxes. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Vitarich Laboratories, Inc.

We manufacture products for our customers based on their orders. We typically ship the orders immediately after production, keeping relatively little on-hand as finished goods inventory. We recognize customer sales at the time title and the risks and rewards of ownership passes to our customer. Cost of goods and finished goods inventory sold include materials and direct labor as well as other direct costs combined with allocations of indirect operational costs.

Southern Maryland Cable, Inc.

We generate revenue under various arrangements, including contracts under which revenue is determined on a fixed price basis and on a time and materials basis. Revenues from time and materials contracts are recognized when the related service is provided to the customer. Revenues from fixed price contracts, including a portion of estimated profit, are recognized as services are provided, based on costs incurred and estimated total contract costs using the percentage of completion method.

The timing of billing to customers varies based on individual contracts and often differs from the period of revenue recognition. Estimated earnings in excess of billings totaled $323,000 at January 31, 2005.

Contract costs are recorded when incurred and include direct labor and other direct costs combined with allocations of operational indirect costs. Management periodically reviews the costs incurred and revenue recognized from contracts and adjusts recognized revenue to reflect current expectations. Provisions for estimated losses on incomplete contracts are provided in full in the period in which such losses become known.

Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined on the weighted average first-in first-out (FIFO) method. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

Impairment of Long-Lived Assets

Long-lived assets, consisting primarily of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be assessed pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We determine impairment by comparing the carrying value of these long-lived assets to the undiscounted future cash flows expected to result from the use of these assets. In the event we determine that an impairment exists, a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the assets, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models as appropriate.

Impairment of Goodwill

In accordance with SFAS No. 142, we will conduct annually on November 1, a review of our goodwill and intangible assets with an indefinite useful life to determine whether their carrying value exceeds their fair market value. Should this be the case, a detailed analysis will be performed to determine if the goodwill and other intangible assets are impaired. We will also review the finite intangible assets when events or changes in circumstances indicate that the carrying amount may not be recovered.

We will test for impairment of Goodwill and indefinite lived intangible assets more frequently if events or changes in circumstances indicate that the asset might be impaired.

During the twelve months ended January 31, 2005, we recognized that an impairment existed on an interim basis with respect to SMC's goodwill, contractual customer relationships and trade name. (See further discussion of our results of operations for the twelve months ended January 31, 2005.)

Contractual Customer Relationships ("CCR's")

The fair value of the Contractual Customer Relationships (CCR's) was determined at the time of the acquisition of SMC by discounting the cash flows expected from SMC's continued relationships with three customers – General Dynamics Corp., Verizon Communications and Southern Maryland Electric Cooperative. Expected cash flows were based on historical levels, current and anticipated projects and general economic conditions. In some cases, the estimates of future cash flows reflect periods beyond those of the current contracts in place. The expected cash flows were discounted based on a rate that reflects the perceived risk of the CCR's, the estimated weighted average cost of capital and SMC's asset mix. We are amortizing the CCR's over a seven year weighted average life given the long standing relationships SMC has with Verizon and SMECO.

During the twelve months ended January 31, 2005, we recognized that an impairment existed on an interim basis with respect to SMC's goodwill, contractual customer relationships and trade name. (See further discussion of our results of operations on the twelve months ended January 31, 2005.)

Trade Name

The fair value of the SMC Trade Name was estimated using a relief-from-royalty methodology. We determined that the useful life of the Trade Name was indefinite since it is expected to contribute directly to future cash flows in perpetuity. The Company has also considered the effects of demand and competition including its customer base. While SMC is not a nationally recognized Trade Name, it is a regionally recognized name in Maryland and the Mid-Atlantic region, SMC's primary region of operations.

We are using the relief-from-royalty method described above to test the Trade Name for impairment annually on November 1 and on an interim basis if events or changes in circumstances between annual tests indicate the Trade Name might be impaired. Based on the annual impairment test, no impairment was recorded.

During the twelve months ended January 31, 2005, we recognized that an impairment existed on an interim basis with respect to SMC's goodwill, contractual customer relationships and trade name. (See further discussion of our results of operations on the twelve months ended January 31, 2005.)

Proprietary Formulas

The Fair Value of the Proprietary Formulas (PF's) was determined at the time of the acquisition of VLI by discounting the cash flows expected from developed formulations based on relative technology contribution and estimates regarding product lifecycle and development costs and time. The expected cash flows were discounted based on a rate that reflects the perceived risk of the PF's, the estimated weighted average cost of capital and VLI's asset mix. We are amortizing the PF's over a three year life based on the estimated contributory life of the proprietary formulations utilizing estimated historical product lifecycles and changes in technology.

Non-Contractual Customer Relationships

The fair value of the Non-Contractual Customer Relationships (NCR's) was determined at the time of acquisition of VLI by discounting the net cash flows expected from existing customer revenues. Although VLI does not operate using long-term contracts, historical experience indicates that customer repeat orders due to the costs associated with changing suppliers. VLI has had a relationship of five years or more with most of its currently significant customers. The expected cash flows were discounted based on a rate that reflects the perceived risk of the NCR's, the estimated weighted average cost of capital and VLI's asset mix. We are amortizing the NCR's over a five year life based on the length of VLI's significant customer relationships.

Non-Compete Agreement

The fair value of the Non-Compete Agreement (NCA) was determined at the time of acquisition of VLI by discounting the estimated reduction in the cash flows expected if one key employee, the former sole shareholder of VLI, were to leave. The key employee signed a non-compete clause prohibiting the employee from competing directly or indirectly for five years. The estimated reduced cash flows were discounted based on a rate that reflects the perceived risk of the NCA, the estimated weighted average cost of capital and VLI's asset mix. We are amortizing the NCA over five years, the length of the non-compete agreement.

Deferred Tax Assets and Liabilities

We account for income taxes under the asset and liability method. The approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Developing our provision for income taxes requires significant judgment and expertise in Federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets.

At January 31, 2005, we have net operating loss carry forward aggregating $858,000 which expires in 2024 and 2025.

Stock Based Compensation

We continue to apply APB Opinion No. 25 and related interpretations to its stock based compensation awards. The fair value of the options granted in fiscal 2005 and 2004 have been estimated at the date of grant using the Black-Scholes option-pricing model. Because option valuation models require the use of subjective assumptions, any changes in these assumptions can materially impact the fair value.

Pro Forma Disclosures

Years Ended January 31, 2005 and 2004

	2005	2004
Net loss, as reported	($2,579,000)	($ 597,000)
Add: Stock based compensation recorded in the financial statements	--	5,000
Deduct: Total stock-based employees compensation expense determined under fair value based methods for all awards, net of amounts already recorded	(59,000)	(145,000)
Pro forma net loss	($2,638,000)	($ 737,000)
Basic and diluted loss per share:		
Basic and diluted - as reported	($1.20)	($ 0.41)
Based and diluted – pro forma	($1.23)	($ 0.50)
Weighted average fair value of options granted	$2.23	$ 3.58
Risk-free interest rate	3.49%	3.28%
Expected volatility	57%	60%
Expected life	5 years	10 years
Dividend yield	0%	0%

ACQUISITION OF VITARICH LABORATORIES, INC.

On August 31, 2004, pursuant to an Agreement and Plan of Merger ("Merger Agreement"), the Company acquired all of the common stock of Vitarich Laboratories, Inc. (Vitarich) by way of a merger of Vitarich with and into a wholly-owned subsidiary of the Company (VLI), with VLI as the surviving company of the Merger. Vitarich (now VLI) is a developer, manufacturer and distributor of premium nutritional supplements, whole-food dietary supplements and personal care products.

In connection with the Merger Agreement, the Company paid Kevin J. Thomas (Thomas), the former shareholder of Vitarich, initial consideration consisting of (i) $6.1 million in cash; and (ii) 825,000 shares of the Company's common stock which was valued at $5,132,000 or $6.22 per share utilizing the quoted market price two days before and after the acquisition date. These 825,000 shares were registered on Form S-3 under the Securities Act of 1933, as amended, on February 25, 2005.

Pursuant to the Merger Agreement, in addition to the initial consideration paid at closing, the Company shall pay Thomas additional consideration equal to (a) 5.5 times the Adjusted EBITDA of Vitarich (as defined in the Merger Agreement) for the 12 months ended February 28, 2005 (b) less the initial consideration paid at closing (provided, however, that in no event shall the additional consideration be less than zero or require repayment by Thomas of any portion of the initial consideration paid at closing) ("Additional Cash Consideration"). Such Additional Cash Consideration shall be paid 50% in the form of a subordinated note and 50% through issuance of additional common stock of the Company.

The Merger Agreement also provides that, if between the closing date and the payment date of the Additional

Cash Consideration, the Company raises additional capital by issuance of stock pursuant to a public or private offering for a price less than $7.75 per share (the Additional Capital Subscription Price), then the number of shares of the Company's common stock issued to Thomas as initial consideration in the merger shall be adjusted to the number of shares of the Company's common stock that would have been issued at the closing of the merger had the value of each share of the Company's common stock been the Additional Capital Subscription Price.

In connection with the Merger Agreement, the Company assumed approximately $1.6 million of Vitarich indebtedness (including approximately $1.1 million of equipment leases and working capital credit lines and approximately $507,000 that was due to Thomas by Vitarich at the time of the merger) as well as Vitarich accounts payable and accrued liabilities. The Company also assumed certain real property leases and other obligations of Vitarich in connection with the merger. The Company paid the $507,000 that was due to Thomas at the closing of the merger and paid approximately $714,000 of the assumed equipment leases and working capital credit lines following the closing of the merger.

In connection with the Merger Agreement, VLI and Thomas entered into an employment agreement, pursuant to which VLI agreed to employ Thomas as its Senior Operating Executive for an initial term of 3 years, subject to successive automatic one-year renewal terms after the initial term unless either party provides notice of its election not to renew; and the Company entered into a supply agreement with a supply company majority owned by Thomas, pursuant to which the supply company committed to sell to the Company, and the Company committed to purchase on an as-needed basis, certain organic agriculture products produced by the supply company.

Also in connection with the Merger Agreement, Argan effected certain changes to its existing credit facility with Bank of America, N.A. ("BOA"), pursuant to a certain Third Amendment to Financing and Security Agreement (the "Third Amendment"), dated as of August 31, 2004, by and among Argan, SMC and VLI, as borrowers, and BOA, as lender; a certain Amended and Restated Revolving Credit Note (The "Amended Revolving Note"), dated August 31, 2004, in the amount of $3,500,000, by and among Argan, SMC and VLI, as borrowers, in favor of BOA, as lender; a certain First Amendment to Term Note (the "First Amendment to Term Note"), dated as of June 29, 2004, by and among Argan and SMC, as borrowers, and BOA, as lender; and an Additional Borrowers Joinder Supplement (the "Supplement" and together with the Third Amendment, the Amended Revolving Note and the First Amendment to Term Note, the "Financing Document Amendments"), dated as of August 31, 2004, by and among Argan, the other Existing Borrowers (as such term is defined in the Supplement) and VLI, as borrowers, and BOA, as lender. Pursuant to the Financing Document Amendments, Argan's existing credit facility with BOA was principally amended to (i) increase the amount available for borrowing under the revolving credit facility from $1,750,000 to $3,500,000, (ii) extend the maturity date of the revolving credit facility to May 31, 2005, (iii) increase the interest rate on the revolving credit facility to LIBOR plus 3.25% for the remaining term of the facility, (iv) increase the interest rate on the term loan facility to LIBOR plus 3.45% from July 1, 2004 to the maturity date (July 31, 2006), and (v) subject borrowings under the revolving credit facility to a borrowing base calculation based upon eligible accounts receivable and eligible inventory. The Financing Document Amendments also amended certain covenants to require the ratio of funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") to not exceed 2.5 to 1 (the first test date being January 31, 2005) and to require a fixed charge coverage ratio of not less than 1.25 to 1 (the first test date being January 31, 2005.) The Financing Document Amendments also deleted covenants which had required Argan to maintain certain minimum levels of liquidity and positive net income during the Company's fiscal quarters ended July 31, 2004 and October 31, 2004.

On January 31, 2005, the Company entered into a Debt Subordination Agreement ("Subordination Agreement") with Thomas, SMC, and the Company referred herein as the "Debtor" and Bank of America, N.A. ("Lender") to reconstitute as subordinated debt Additional Cash Consideration that Debtor will owe to Thomas in connection with the Merger Agreement.

Pursuant to the Subordination Agreement, Debtor and Thomas have agreed to reconstitute the Additional Cash Consideration as subordinated debt and in furtherance thereof, the Company has agreed to execute and deliver to Thomas a Subordinated Promissory Note in an amount equal to the amount that would otherwise be due Thomas as Additional Cash Consideration under the Merger Agreement. Accordingly, under the Subordination Agreement, Debtor subordinated all of the Junior Debt (as such term is defined in the Subordination Agreement) to the full and final payment of all the Superior Debt (as such term is defined in the Subordination Agreement) to the extent provided in the Subordination Agreement, and Thomas transferred and assigned to Lender all of his rights, title and interest in the Junior Debt and appointed Lender as his attorney-in-fact for the purposes provided in the Subordination Agreement for as long as any of the Superior Debt remains outstanding. Except as otherwise provided in the Subordination Agreement and until such time that the Superior Debt is satisfied in full, Debtor shall not, among other things, directly or indirectly, in any way, satisfy any part of the Junior Debt, nor shall Creditor, among other things, enforce any part of the Junior Debt or accept payment from Debtor or any other person for the Junior Debt or give any subordination in respect of the Junior Debt.

ACQUISITION OF SOUTHERN MARYLAND CABLE, INC.

On July 17, 2003, we acquired all of the common stock of SMC, a provider of telecommunications and other infrastructure services including project management, construction and maintenance to the Federal Government, telecommunications and broadband service providers, as well as electric utilities.

The results of operations of SMC are included in the consolidated results of the Company from July 17, 2003, the date of the acquisition. The estimated purchase price was approximately $4 million in cash, plus the assumption of approximately $971,000 in debt.

We accounted for the acquisition of SMC using the purchase method of accounting whereby the excess of cost over the net amounts assigned to assets acquired and liabilities assumed is allocated to goodwill and intangible assets based on their estimated fair values. Such intangible assets include $1,600,000 and $680,000 allocated to Contractual Customer Relationships ("CCR") and Trade Name, respectively, and $1,680,000 to Goodwill. We are amortizing the CCR's over a weighted average life of seven years. The Trade Name was determined to have an indefinite useful life and is not being amortized.

During the twelve months ended January 31, 2005, we recorded impairment losses for goodwill and intangible assets which were acquired in the acquisition. (See further discussion of our resulting operations for the twelve months ended January 31, 2005.)

SALE OF MANUFACTURING OPERATIONS

On October 31, 2003, we, as part of our plan to reallocate our capital to our acquisition program, sold PI to WFC. The sales price of approximately $3,500,000 was satisfied in cash of which $300,000 is being held in escrow to indemnify WFC from any damages resulting from a breach of representations and warranties under the Stock Purchase Agreement. We recognized a gain on sale of approximately $167,000, net of income taxes of $506,000. We utilized net operating losses to offset the gain on sale and thus, have no current tax liability in connection with the sale. The $506,000 is the amount of the Puroflow deferred tax assets at the date of sale related to Puroflow which has been sold. In accordance with SFAS No. 144 "Accounting for the impairment or Disposal of Long-Lived Assets," we classified the operating results of PI as discontinued operations in the accompanying statements of operations.

During the twelve months ended January 31, 2005, WFC asserted that the Company breached certain representations and warranties under the Stock Purchase Agreement. (See Note 12 to the Consolidated Financial Statements.)

The results of the discontinued operations which are included in the consolidated statements of operations for the year ended January 31, 2004 are as follows:

	Year Ended January 31, 2004
Net sales	$ 5,050,000
Cost of goods sold	3,834,000
Gross profit	1,216,000
Selling, general and administrative	1,701,000
Loss from discontinued operations	(485,000)
Other expense	(11,000)
Loss from discontinued operations before income tax provision	(496,000)
Income tax provision	245,000
Gain from discontinued operations, net of income tax provision of $506,000	167,000
Net loss from discontinued operations	$ (574,000)

RESULTS OF OPERATIONS

COMPARISON OF THE FISCAL YEARS ENDED JANUARY 31, 2005 AND 2004

The following unaudited pro forma statements of operations summarize the results of our operations for the years ended January 31, 2005 and 2004, as if the acquisitions of VLI and SMC were completed on February 1, 2003. The unaudited pro forma statements of operations do not include the operating results of Puroflow, which have been reclassified as discontinued operations.

The unaudited pro forma statements of operations does not purport to be indicative of the results that would have actually been obtained if the aforementioned acquisitions and disposition had occurred on February 1, 2003, or that may be obtained in the future. VLI and SMC previously reported their results of operations using a calendar year-end. No material events occurred subsequent to these reporting periods that would require adjustment to our unaudited pro forma statements of operations.

	Year Ended January 31	
	2005	2004
Net sales	$24,131,000	$25,124,000
Cost of good sold	18,313,000	18,736,000
Gross profit	5,818,000	6,388,000
Selling and general and administrative expenses	6,757,000	6,216,000
Impairment loss	1,942,000	--
(Loss) income from operations	(2,881,000)	172,000
Other expense, net	(106,000)	(15,000)
(Loss) income from continuing operations before income taxes	(2,987,000)	157,000
Income tax (benefit) provision	(866,000)	55,000
Net (loss) income from continuing operations	($2,121,000)	$ 102,000

Pro Forma Net Sales

Pro forma net sales were $24,131,000 for the year ended January 31, 2005, compared to pro forma net sales of $25,124,000 for the year ended January 31, 2004. The decrease in pro forma net sales of $993,000 or 4% is due primarily to a decrease of $3.6 million in net sales at SMC attributed primarily to its largest fixed price contract customer which reduced the level of activity on the Company's largest fixed price contract. VLI experienced approximately $2.7 million in increased combined revenues from a new customer and from its two largest customers, TriVita Corporation and Cyberwize.com, Inc., which offset, in part, the revenue decline at SMC.

Pro Forma Cost of Goods Sold

For the year ended January 31, 2005, pro forma cost of goods sold was $18,313,000 or 76% of pro forma net sales compared to $18,736,000 or 75% of pro forma net sales for the year ended January 31, 2004. SMC experienced lower margins due to inefficiencies in downsizing its skilled workforce as the revenue from its largest fixed price contract customer declined. Because initially SMC expected the customer to resume normal levels of activity for awarded and in-process projects and because rehiring of skilled technicians is problematic, SMC did not immediately move to reduce its skilled workforce. VLI experienced a decrease of cost of goods sold as a percentage of pro forma net sales of 1% due to increased pricing which it passed onto its customer base.

Pro Forma Selling, General and Administrative Expenses

For the year ended January 31, 2005, pro forma selling general and administrative expenses were $6,757,000 or 28% of pro forma net sales compared to $6,216,000 or 25% of net sales for the year January 31, 2004. Pro forma selling, general and administrative expenses increased in connection with the WFC claim ($260,000) and for the corporate management team whose efforts focused on expansion into the nutraceuticals business and other industries aggregated $1,330,000 for the year ended January 31, 2005 compared to $978,000 for the year ended January 31, 2004. The corporate team was in place for nine months during the prior fiscal year compared to twelve months for the year ended January 31, 2005.

Impairment of Goodwill and Intangibles

During the three months ended July 31, 2004, the Company determined that both events and changes in circumstances with respect to its business climate would have a significant effect on its future estimated cash flows. During the three months ended July 31, 2004, SMC had a customer contract terminated which had historically provided positive margins and cash flows. In addition, SMC experienced revenue levels well below expectations for its largest fixed price contract customer. As a consequence, SMC has reduced its future expectations of cash flows and the Company concluded that there was an indication that its intangible assets not subject to amortization might be impaired. The Company determined the fair value of SMC's Goodwill and Trade Name and compared it to its respective carrying amounts. The carrying amounts exceeded SMC's Goodwill and Trade Name's respective fair values by $740,000 and $456,000, respectively, which the Company recorded as an impairment loss for the three months ended July 31, 2004.

During the three months ended July 31, 2004, the Company terminated a customer contract. The impact of the termination indicated that its Contractual Customer Relationships (CCR) carrying amount was not fully recoverable. Accordingly, the Company determined the fair value of the CCR's and compared it to its carrying amount. The Company recorded an impairment loss of $746,000 as this is the amount by which the CCR's carrying amount exceeded its fair value.

Pro Forma Other Expense, Net

We had pro forma other expense, net of $106,000 for the year ended January 31, 2005 compared to pro forma other expense, net of $15,000 for the year ended January 31, 2004. Other pro forma expense, net increased primarily due to interest expense for borrowings related to greater levels of inventory on-hand at VLI.

Pro Forma Income Tax (Benefit) Provision

AI's effective pro forma income tax benefit rate was 28% for the twelve months ended January 31, 2005 compared to a 35% pro forma income tax rate for the twelve months ended January 31, 2004. We recorded a $740,000 impairment charge related to goodwill for the twelve months ended January 31, 2005 which is treated as a permanent difference for income tax reporting purposes. We considered the aforementioned permanent difference in AI's pro forma effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash Position and Indebtedness

We had $2.7 million in working capital at January 31, 2005, including $167,000 of cash and cash equivalents. In addition we had $1.7 million available under credit facilities.

Working capital decreased by $5.6 million to $2.7 million at January 31, 2005 from $8.3 million at January 31, 2004. This decrease was primarily due to a decrease in cash and cash equivalents resulting from the acquisition of VLI in August 2004. The cash portion of the purchase cost was approximately $6.6 million inclusive of all costs associated with the acquisition.

On January 28, 2005, we sold and issued to MSR I SBIC L.P. (MSR) 129,032 shares of common stock under a Subscription Agreement at a purchase price of $7.75 per share or approximately $1,000,000. Such proceeds were used by the Company to pay down certain of its existing obligations. We have agreed to issue additional shares upon the earlier of (i) the Company's issuance of additional shares of common stock having an aggregate purchase price of at least $2.5 million at a price per share less than that paid by MSR subject to certain exclusions; or (ii) July 31, 2005. Shares would be issued in amounts determined by reference to our prevailing thirty-day average stock price. The number of additional shares to be issued would effectively reduce MSR's purchase price per common share as set forth in the Agreement. MSR is an entity controlled by Daniel Levinson, one of our directors.

As previously mentioned on January 31, 2005, we entered into a debt subordination agreement with Kevin Thomas to delay the timing of the payment of Additional Cash Consideration to the earlier August 1, 2006 or in the event that the Company raises more than $1 million in equity, Thomas would be paid the excess over the amount provided that such payment would not cause Argan to be in default of its financing arrangements.

Cash Flows

Net cash used in operations for the year ended January 31, 2005 was $2,213,000 compared with $278,000 of cash used in operations for the year ended January 31, 2004. The increase in cash used in operations is primarily due to our net loss and decreases in accounts payable as we paid vendors for inventory shipped to VLI to support sales growth and the new adaptogen products, much of which was acquired prior to VLI's acquisition date.

Net cash used for investing activities was $3,892,000 and $4,063,000 for the twelve months ended January 31, 2005 and 2004, respectively. During the twelve months ended January 31, 2005, we had cash of $6,650,000 used in the purchase of VLI and cash provided by the net redemption of $3,000,000 in investments. During the twelve months ended January 31, 2004, we had cash of $3,751,000 used in the purchase of SMC, cash used in the net purchase of investments of $3,000,000 and cash of $3,200,000 provided by the sale of PI.

Net cash provided by financing activities was $1,060,000 and $9,553,000 for the twelve months ended January 31, 2005 and 2004, respectively. During the twelve months ended January 31, 2005, we had $1 million in cash provided by the sale of common stock to MSR, cash of $3,109,000 provided by the amended financing arrangements with Bank of America, N.A. ("the Bank"), cash of $1,450,000 used in payments on the amended financing arrangement, cash of $1,104,000 used in payments on term debt under credit lines and cash of $507,000 used in the acquisition of VLI to pay a loan to former owner of VLI. During the twelve months ended January 31, 2004, we had cash of $9,635,000 provided from financing activities from the private placement of 1.3 million shares of our common stock, cash of $1,200,000 provided by the financing arrangement with Bank of America, cash of $1,091,000 used in payment of term debt on credit lines and cash of $215,000 used in payment of PI's credit facilities.

In August 2003, we entered into a financing arrangement with the Bank aggregating $2,950,000 in available financing in two facilities – a revolving line of credit with $1,750,000 in availability, expiring July 31, 2004 and bearing interest at LIBOR plus 2.75%, and a three year term note with an original outstanding balance of $1,200,000, expiring July 31, 2006 and bearing interest at LIBOR plus 2.95%. The proceeds from the term note were used to pay off the SMC lines of credit and for working capital. As of January 31, 2005, we had $600,000 outstanding under the term note.

In August 2004, the Company agreed to amend the existing financing arrangements with the Bank whereby the revolving line of credit was increased to $3.5 million in maximum availability, expiring May 31, 2005. Availability on a monthly basis under the revolving line is determined by reference to accounts receivable and inventory on hand which meet certain Bank criteria. The aforementioned three year note remains in effect.

The amended financing arrangement contains financial as well as nonfinancial covenants including requiring the ratio of debt to pro forma earnings before interest, taxes, depreciation and amortization of 2.5 to 1(with the first test date being January 31, 2005) requiring a pro forma fixed charge coverage ratio of 1.25 to 1(with the first test date being January 31, 2005), as well as requirements for bank consent for acquisitions and divestitures. At January 31, 2005, the Company was not in compliance with the ratio of debt to EBITDA and received a waiver from the Bank with respect to the breach of the covenant. The Bank has waived covenant compliance for January 31, 2005 and April 30, 2005. Under the amended financing arrangement, the three-year note bears interest at LIBOR plus 3.45% and the revolving line of credit bears interest at LIBOR plus 3.25%

The amended financing arrangement eliminates certain previously existing covenants which had required the Company to maintain certain minimum levels of liquidity and had required the Company to maintain positive net income during the Company's fiscal quarters ended July 31, 2004 and October 31, 2004.

As of January 31, 2005 the Company has $1,659,000 outstanding under the revolving line of credit. Because of the disposition of PI, we deposited $300,000 as additional collateral in a restricted cash account with the bank. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements.

Subsequent to January 31, 2005, the Company agreed to amend the existing financing arrangements whereby the revolving line of credit was increased to $4.25 million in maximum availability, expiring May 31, 2006. Under the amended financing arrangements, amounts outstanding under the revolving line of credit and the three-year note bear interest at LIBOR plus 3.25% and 3.45%, respectively. Availability on a monthly basis under the revolving line is determined by reference to accounts receivable and inventory on hand which meet certain Bank criteria. The aforementioned three-year note remains in effect and the final monthly scheduled payment of $33,000 is due on July 31, 2006.

The amended financing arrangements waives the January 31, 2005 and April 30, 2005 measurement of certain financial covenants including requiring the ratio of debt to pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) not to exceed 2.5 to 1 (with the next test date being July 31, 2005) requiring pro forma fixed charge coverage ratio not less than 1.25 to 1 (with the next test date being July 31, 2005). Bank consent continues to be required for acquisitions and divestitures. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements. The Bank has released $300,000 to the Company which it was holding in escrow as collateral.

Management believes that cash generated from the Company's operations combined with capital resources available under its renewed line of credit is adequate to meet the Company's future operating cash needs. Any future acquisitions, other significant unplanned costs or cash requirements may require the Company to raise additional funds through the issuance of debt and equity securities. There can be no assurance that such financing will be available on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, significant dilution to the existing stockholders may result.

Contractual Obligations

Our current contractual obligations include long-term debt and operating leases for our office, warehouse and manufacturing facilities. See Note 6 and Note 11 of our consolidated financial statements for a discussion of our contractual obligations.

Principal maturities of long-term debt and future minimum lease payments at January 31, 2005 are as follows:

		Payment Due by Period			More than
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	5 Years
Long-term debt	$ 1,143,000	$662,000	$391,000	$90,000	--
Operating Leases	2,456,000	478,000	814,000	450,000	$714,000
Total	$3,599,000	$1,140,000	$1,205,000	$540,000	$714,000

Customers

During the twelve months ended January 31, 2005, we provided nutritional and whole-food supplements as well as personal care products to customers in the global nutrition industry and services to telecommunications and utilities customers as well as to the Federal Government, through a contract with General Dynamics Corp. ("GD"). Certain of our more significant customer relationships are with Southern Maryland Electrical Cooperative (SMECO), GD, TriVita Corporation (TVC), and CyberWize.com, Inc. (C). SMECO accounted for approximately 23% of consolidated net sales during the twelve months ended January 31, 2005. GD accounted for approximately 14% of consolidated net sales during the twelve months ended January 31, 2005. In fiscal year 2005, GD substantially reduced its level on certain contracts under which it used SMC as a subcontractor. During fiscal 2006 we expect an increase in levels on these certain contracts under GD. The Federal Government, through our contract with GD, has been a major customer for three years. TVC and C have been customers of VLI for five and two years, respectively, and accounted for 17% and 8% of consolidated net sales for the twelve months ended January 31, 2005. Combined SMECO, GD, TVC and C accounted for approximately 62% of consolidated net sales during the twelve months ended January 31, 2005.

SEASONALITY

The Company's telecom infrastructure services operations are expected to have seasonally weaker results in the first and fourth quarters of the fiscal year, and may produce stronger results in the second and third quarters. This seasonality is primarily due to the effect of winter weather on outside plant activities, as well as reduced daylight hours and customer budgetary constraints. Certain customers tend to complete budgeted capital expenditures before the end of the year, and postpone additional expenditures until the subsequent fiscal period.

IMPACT OF CHANGES IN ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and amends FASB Statement No. 95, *Statement of Cash Flows.* SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt SFAS 123(R) on February 1, 2006. We have not determined the impact of adopting the new standard and are still evaluating the impact.

EFFECTS OF INFLATION ON BUSINESS

Management believes that inflation has not had a material effect on the Company's operations.

ITEM 7. FINANCIAL STATEMENTS

The following financial statements (including the notes thereto and the Report of the Independent Registered Public Account Firm with respect thereto), are filed as part of this Annual Report on Form 10-KSB.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets at January 31, 2005 and 2004.

Consolidated Statements of Operations for each of the two years in the period ended January 31, 2005.

Consolidated Statements of Stockholders' Equity for each of the two years in the period ended January 31, 2005.

Consolidated Statements of Cash Flows for each of the two years in the period ended January 31, 2005.

Notes to Consolidated Financial Statements.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Argan, Inc.

We have audited the accompanying consolidated balance sheets of Argan, Inc. (the Company) as of January 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended January 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argan, Inc. at January 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended January 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

McLean, Virginia

April 8, 2005

ARGAN, INC.
Consolidated Balance Sheets

	January 31, 2005	January 31, 2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 167,000	$ 5,212,000
Investments	--	3,000,000
Accounts receivable, net	2,951,000	1,523,000
Receivable from affiliated entity, net	112,000	--
Escrowed cash	604,000	601,000
Estimated earnings in excess of billings	323,000	514,000
Inventories, net	3,465,000	--
Prepaid expenses and other current assets	622,000	150,000
TOTAL CURRENT ASSETS	8,244,000	11,000,000
Property and equipment, net	2,703,000	1,913,000
Other assets	35,000	--
Contractual customer relationships, net	564,000	1,476,000
Trade name	224,000	680,000
Proprietary formulas, net	2,153,000	--
Non-contractual customer relationships, net	1,833,000	--
Non-compete agreement, net	1,650,000	--
Goodwill	7,532,000	1,680,000
TOTAL ASSETS	$24,938,000	$16,749,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 1,803,000	$ 918,000
Billings in excess of estimated earnings	--	20,000
Due to affiliates	47,000	--
Accrued expenses	1,187,000	488,000
Deferred income tax liability	144,000	188,000
Line of credit	1,659,000	--
Current portion of long-term debt	662,000	1,092,000
TOTAL CURRENT LIABILITIES	5,502,000	2,706,000
Deferred income tax liability	2,520,000	1,064,000
Long-term debt	481,000	109,000
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.10 per share – authorized 500,000 shares – issued – none	--	--
Common stock, par value $.15 per share – 12,000,000 shares authorized – 2,762,078 shares issued at January 31, 2005 and 1,806,046 shares issued at January 31, 2004 and 2,758,845 shares outstanding at January 31, 2005 and 1,802,813 shares outstanding at January 31, 2004	414,000	270,000
Warrants outstanding	849,000	849,000
Additional paid-in capital	20,121,000	14,121,000
Accumulated deficit	(4,916,000)	(2,337,000)
Treasury stock at cost: 3,233 shares at January 31, 2005 and 2004	(33,000)	(33,000)
TOTAL STOCKHOLDERS' EQUITY	16,435,000	12,870,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$24,938,000	$16,749,000

See Accompanying Notes

ARGAN, INC.
Consolidated Statements of Operations

	Years Ended January 31	
	2005	2004
Net sales	$14,518,000	$ 6,780,000
Cost of goods sold	11,333,000	5,184,000
Gross profit	3,185,000	1,596,000
Selling, general and administrative expenses	4,810,000	1,912,000
Impairment loss	1,942,000	--
Loss from operations	(3,567,000)	(316,000)
Interest expense	124,000	47,000
Other income, net	(67,000)	(51,000)
Loss from continuing operations before income taxes	(3,624,000)	(312,000)
Income tax benefit	1,045,000	289,000
Loss from continuing operations	(2,579,000)	(23,000)
Loss from discontinued operations, net of income tax provision of $751,000	--	574,000
Net loss	($2,579,000)	($ 597,000)
Basic and diluted loss per share:		
Continuing operations	$ (1.20)	$ (0.02)
Discontinued operations	--	$ (0.39)
Net loss	$ (1.20)	$ (0.41)
Weighted average number of shares outstanding:	2,149,000	1,480,000

See Accompanying Notes

ARGAN, INC.
Consolidated Statements of Stockholders' Equity
For the Years Ended January 31, 2005 and 2004

	SHARES	COMMON STOCK PAR VALUE	WARRANTS OUTSTANDING	ADDITIONAL PAID-IN CAPITAL	ACCUM-ULATED DEFICIT TOTAL	NOTES RECEIVABLE FROM STOCKHOLDERS AND TREASURY STOCK	TOTAL
Balance at January 31, 2003	494,306	$ 74,000	$ --	$ 5,502,000	$ (1,740,000)	$ (39,000)	$ 3,797,000
Private placement, net of offering cost of $472,000	1,303,974	196,000	849,000	8,590,000	--	--	9,635,000
Exercise of stock options	4,533	--	--	29,000	--	--	29,000
Other	--	--	--	--	--	6,000	6,000
Net loss	--	--	--	--	(597,000)	--	(597,000)
Balance at January 31, 2004	1,802,813	270,000	849,000	14,121,000	(2,337,000)	(33,000)	12,870,000
Acquisition of Vitarich Laboratories, Inc.	825,000	124,000	--	5,008,000	--	--	5,132,000
Exercise of Stock Options	2,000	1,000	--	11,000	--	--	12,000
Issuance of Common Stock	129,032	19,000	--	981,000	--	--	1,000,000
Net loss	--	--	--	--	(2,579,000)	--	(2,579,000)
Balance at January 31, 2005	2,758,845	$ 414,000	$ 849,000	$20,121,000	$(4,916,000)	$(33,000)	$16,435,000

See Accompanying Notes

ARGAN, INC.
Consolidated Statements of Cash Flows

	Years Ended January 31	
	2005	**2004**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($2,579,000)	($ 597,000)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,377,000	309,000
Impairment loss on goodwill and intangibles	1,942,000	--
Non-cash stock option compensation expense	--	5,000
Deferred income taxes	(1,108,000)	(320,000)
Changes in operating assets and liabilities:		
Accounts receivable, net	(57,000)	(109,000)
Receivable from affiliated entity, net	(13,000)	--
Estimated earnings in excess of billings	191,000	(337,000)
Due to Affiliate	47,000	--
Inventories, net	(218,000)	--
Prepaid expenses and other current assets	(99,000)	(345,000)
Accounts payable and accrued expenses	(1,640,000)	473,000
Billings in excess of estimated earnings	(20,000)	(50,000)
Other	(36,000)	--
Non-cash charges and working capital changes of discontinued operations	--	693,000
Net cash used in operating activities	(2,213,000)	(278,000)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Southern Maryland Cable, Inc., net	--	(3,751,000)
Proceeds from sale of subsidiary, net of escrow funds held	--	3,200,000
Purchase of Vitarich Laboratories, Inc., net	(6,650,000)	--
Purchase of investments	(9,000,000)	(30,000,000)
Redemptions of investments	12,000,000	27,000,000
Purchases of property and equipment	(242,000)	(424,000)
Investing activities of discontinued operations	--	(88,000)
Net cash used in investing activities	(3,892,000)	(4,063,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from private placement of common stock, net of offering costs	--	9,635,000
Proceeds from sale of common stock	1,000,000	--
Proceeds from exercise of stock options	12,000	24,000
Proceeds from long-term debt facility	--	1,200,000
Proceeds from short-term debt	3,109,000	--
Payments on short-term debt	(1,450,000)	--
Principal payments on credit lines	(1,104,000)	(1,091,000)
Payment of former owner's loan to Vitarich Laboratories, Inc.	(507,000)	--
Financing activities of discontinued operations	--	(215,000)
Net cash provided by financing activities	1,060,000	9,553,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,212,000	--
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,045,000)	5,212,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 167,000	$ 5,212,000

See Accompanying Notes

ARGAN, INC.
Consolidated Statements of Cash Flows (Continued)

	Years Ended January 31	
	2005	2004
Supplemental disclosure of non-cash investing and Financing activities:		
Cash paid during the period for:		
Interest	$ 124,000	$ 36,000
Income taxes	$ 373,000	$ 101,000
Issuance of warrants	--	$ 849,000
Acquisitions of VLI and SMC:		
Fair value of net assets acquired		
Accounts receivable	$1,470,000	$1,590,000
Inventories	3,247,000	--
Other current assets	372,000	101,000
Property and equipment	1,064,000	1,653,000
Other non-current assets	42,000	6,000
Total non-cash assets	6,195,000	3,350,000
Accounts payable and accrued expenses	3,209,000	775,000
Short-term borrowings and current maturities of debt	1,191,000	427,000
Other current liabilities	--	555,000
Other non-current liabilities	2,564,000	1,546,000
Long-term debt	371,000	544,000
	7,335,000	3,847,000
Net non-cash assets acquired	(1,140,000)	(497,000)
Cash and cash equivalents	--	288,000
Fair value of net assets acquired	(1,140,000)	(209,000)
Excess of costs over fair value of net assets acquired	12,922,000	3,960,000
Purchase price	$11,782,000	$3,751,000
Cash paid, net	$6,650,000	$3,751,000
Stock issued	5,132,000	--
Purchase Price	$11,782,000	$3,751,000

See Accompanying Notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Argan, Inc. (AI or the Company) conducts its operations through its wholly owned subsidiaries, Vitarich Laboratories, Inc. (VLI) which it acquired in August 2004, and Southern Maryland Cable, Inc. (SMC) which it acquired in July 2003. Through VLI, the Company develops, manufactures and distributes premium nutritional supplements, whole-food dietary supplements and personal care products. Through SMC, the Company provides telecommunications infrastructure services including project management, construction and maintenance to the Federal Government, telecommunications and broadband service providers, as well as electric utilities primarily in the Mid-Atlantic region.

AI was organized as a Delaware corporation in May 1961. On October 23, 2003, our shareholders approved a plan providing for the internal restructuring of the Company whereby AI became a holding company and its operating assets and liabilities relating to its Puroflow business were transferred to a newly-formed, wholly owned subsidiary. The subsidiary then changed its name to "Puroflow Incorporated" (PI) and AI changed its name from Puroflow Incorporated to "Argan, Inc." At the time of the transfer, SMC was the other wholly owned operating subsidiary of AI.

On October 31, 2003, the Company completed the sale of PI to Western Filter Corporation (WFC) for approximately $3.5 million in cash of which $300,000 is being held in escrow to indemnify WFC from any damages resulting from the breach of representations and warranties under the Stock Purchase Agreement. (See Note 12)

Management's Plans, Liquidity and Business Risks

As of January 31, 2005, the Company had an accumulated deficit of $4.9 million. Further, as a result of recurring losses, the Company has experienced negative cash flows from operations. At January 31, 2005, the Company had $1.7 million available under its revolving line of credit with the Bank. The Company operates in two unique and distinct markets. The market for nutritional products is highly competitive and the telecom and infrastructure services industry is fragmented and also very competitive. The successful execution of the Company's business plan is dependent upon the Company's ability to integrate acquired businesses and acquired assets into its operations, its ability to increase and retain its customers, the ability to maintain compliance with significant government regulation, the ability to attract and retain key employees and the Company's ability to manage its growth and expansion, among other factors.

On January 28, 2005, the Company raised approximately $1 million through the issuance of 129,032 shares of common stock to an Investor. Such proceeds were used by the Company to pay down certain of its existing obligations. Pursuant to the Agreement, the Company has agreed to issue additional shares of common stock to the Investor upon the earlier of (i) the Company's issuance of additional shares of common stock having an aggregate purchase price of at least $2.5 million at a price per share less than that paid by the Investor, subject to certain exclusions; or (ii) July 31, 2005. (See Note 7)

The Company also entered into an agreement with the former owner of VLI, Kevin J. Thomas (Thomas) to delay the timing of the payment of contingent cash consideration to the earlier of August 1, 2006 or the Company's issuance of additional equity having an aggregate purchase price of more than $1 million, Thomas would be paid the remaining contingent consideration up to the excess over that amount provided that such payment would not put Argan in default of its current financing arrangement with the Bank. (See Notes 2 and 6)

The Company's line of credit was due to expire on May 31, 2005. On April 8, 2005, the Company renewed its line of credit with the Bank, extending the maturity date to May 31, 2006. The availability under the line of credit was increased to $4.25 million and the Bank released $300,000 in cash to the Company which it was holding in escrow as collateral. (See Note 6)

Management believes that capital resources available under its renewed line of credit combined with cash generated from the Company's operations is adequate to meet the Company's future operating cash needs. Accordingly, the carrying value of the assets and liabilities in the accompanying balance sheet do not reflect any adjustments should the Company be unable to meet its future operating cash needs in the ordinary course of business. The Company continues to take various actions to align its cost structure to appropriately match its expected revenues, including limiting its operating expenditures and controlling its capital expenditures. Any future acquisitions, other significant unplanned costs or cash requirements may require the Company to raise additional funds through the issuance of debt and equity securities. There can be no assurance that such financing will be available on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, significant dilution to the existing stockholders may result.

BASIS OF PRESENTATION

The consolidated financial statements include AI and its wholly owned subsidiaries. The preparation of consolidated financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Estimates are used for but not limited to our accounting for revenue recognition, allowance for doubtful accounts, inventory valuation, long lived assets and deferred taxes. Actual results could differ from these estimates.

The Company's fiscal year ends on January 31. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of the acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation. The Company reflects, as discontinued operations, the disposition of its wholly owned subsidiary, PI, in 2003 according to Statement of Financial Accounting Standards No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets." (See Note 14)

Cash and Equivalents – Cash and equivalents include cash balances on deposit in banks, overnight investments in mutual funds, and other financial instruments having an original maturity of three months or less. For purposes of the consolidated statements of cash flow, the Company considers these amounts to be cash equivalents.

Investments – The Company acquires various financial instruments with original maturities greater than three months. The Company considers these financial instruments to be short-term investments.

Revenue Recognition – Vitarich Laboratories, Inc. – Customer sales are recognized at the time title and the risks and rewards of ownership passes. This typically is when products are shipped per customer's instructions.

VLI provides for an allowance for doubtful accounts based on historical experience and a review of its accounts receivable, net and receivable from affiliated entity, net. Accounts receivable, net and receivable from affiliated entity, net are presented net of an allowance for doubtful accounts of $72,000 and $84,000, respectively, at January 31, 2005.

Revenue Recognition – Southern Maryland Cable, Inc. – The Company generates revenue under various arrangements, including contracts under which revenue is based on a fixed price basis and on a time and materials basis. Revenues from time and materials contracts are recognized when the related service is provided to the customer. Revenue from fixed price contracts, including a portion of estimated profit, is recognized as services are provided, based on costs incurred and estimated total contract costs using the percentage of completion method.

The timing of billing to customers varies based on individual contracts and often differs from the period of revenue recognition. These differences are included in estimated earnings.

The retainage included in accounts receivable, net in the accompanying balance sheets represents amounts withheld by contract with respect to SMC accounts receivable was $53,000 at January 31, 2005 and none at January 31, 2004. The Company expects to collect substantially all the retainage within one year.

SMC provides for an allowance for doubtful accounts based on historical experience and a review of its receivables. SMC's receivables are presented net of an allowance for doubtful accounts of $13,000 at January 31, 2005 and none at January 31, 2004.

Cost Recognition – Southern Maryland Cable, Inc. - Direct contract costs includes all direct material, labor, subcontractor costs and those indirect costs related to contract performance, such as equipment, supplies and tools where a reasonable allocation of such costs to contracts can be made. Selling, general and administrative costs are charged to expense when incurred. At January 31, 2005, the Company did not have any uncompleted contracts for which it anticipated a significant loss.

Inventories -

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined on the weighted average first-in, first-out (FIFO) method. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration, and other factors in evaluating net realizable value.

Inventories at January 31, 2005 consist of the following:

Raw materials	$ 3,206,000
Work-in-process	61,000
Finished goods	198,000
	$ 3,465,000

Property and Equipment – Property and equipment are stated at historical cost. Depreciation is provided principally using the straight-line method over the estimated useful lives of the assets, which are generally from five to twenty years. Maintenance and repairs (totaling $99,000 and $19,000 for the years ended January 31, 2005 and 2004, respectively,) are expensed as incurred and major improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

Impairment of Long-Lived Assets – Long-lived assets, consisting primarily of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be assessed pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company determines whether any impairment exists by comparing the carrying value of these long-lived assets to the undiscounted future cash flows expected to result from the use of these assets. In the event the Company determines that an impairment exists, a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the assets, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models as appropriate.

Goodwill and Other Intangible Assets – In June 2001, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 establishes standards for goodwill and other intangible assets acquired in a business combination, eliminates amortization of goodwill, and sets forth methods to periodically evaluate goodwill and other intangible assets for impairment. In accordance with SFAS No. 142, the Company annually conducts on November 1, a review of its Goodwill and other intangible assets to determine whether their carrying value exceeds their fair market value.

The Company uses an estimate of future cash flows which are discounted based at a rate that reflects perceived risk of the Company and the estimated weighted average cost of capital. The Company will test for impairment of Goodwill and other intangible assets more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company recorded an impairment loss with respect to goodwill and intangible assets for the twelve months ended January 31, 2005. (See Note 3)

Contractual Customer Relationships – The fair value of the Contractual Customer Relations (CCR's) was determined at the time of the acquisition of SMC by discounting the cash flows expected from the Company's continued relationships with their most significant customers. Expected cash flows were based on historical levels, current and anticipated projects and general economic conditions. In some cases, the estimates of future cash flows reflected periods beyond those of the current contracts in place. The expected cash flows were discounted based on a rate that reflects the perceived risk of the CCR's, the estimated weighted average cost of capital and SMC's asset mix. The Company is amortizing the CCR's over a seven year weighted average life given the long standing relationships SMC had with Verizon and SMECO. The Company recorded an impairment loss with respect to CCR's for the twelve months ended January 31, 2005. (See Note 3)

Trade Name – The fair value of the SMC Trade Name was estimated using a relief-from-royalty methodology. The Company has determined that the useful life of the Trade Name is indefinite since it is expected to contribute directly to future cash flows in perpetuity. The Company has also considered the effects of demand and competition including its customer base. While SMC is not a nationally recognized Trade Name, it is a regionally recognized name in Maryland and the Mid-Atlantic region, SMC's primary region of operations.

The Company, using the relief-from-royalty method described above, tests the Trade Name for impairment annually on November 1 and on an interim basis if events or changes in circumstances between annual tests indicate the Trade Name might be impaired. The Company recorded an impairment loss with respect to Trade Name for the twelve months ended January 31, 2005. (See Note 3)

Proprietary Formulas – The Fair Value of the Proprietary Formulas (PF's) was determined at the time of the acquisition of VLI by discounting the cash flows expected from developed formulations based on relative technology contribution and estimates regarding product lifecycle and development costs and time. The expected cash flows were discounted based on the estimated contributory life of the proprietary formulations utilizing estimated historical product lifecycles and changes in technology. The Company is amortizing the PF's over a three-year life based on the estimated contributory life of the proprietary formulations utilizing estimated historical product lifecycles and changes in technology.

Non-Contractual Customer Relationships – The fair value of the Non-Contractual Customer Relationships (NCR's) was determined at the time of acquisition of VLI by discounting the net cash flows expected from existing customer revenues. Although VLI does not operate using long-term contracts, historical experience indicates that customers repeat orders due to the costs associated with changing suppliers. VLI has had a relationship of five years or more with most of its currently significant customers. The expected cash flows were discounted based on a rate that reflects the perceived risk of the NCR's, the estimated weighted average cost of capital and VLI's asset mix. The Company is amortizing the NCR's over a five-year life based on the length of VLI's significant customer relationships.

Non-Compete Agreement – The fair value of the Non-Compete Agreement (NCA) was determined at the time of acquisition of VLI by discounting the estimated reduction in the cash flows expected if one key employee, the former sole shareholder of VLI, were to leave. The key employee signed a non-compete clause prohibiting the employee from competing directly or indirectly for five years. The estimated reduced cash flows were discounted based on a rate that reflects the perceived risk of the NCA, the estimated weighted average cost of capital and VLI's asset mix. The Company is amortizing the NCA over five years, the length of the non-compete agreement.

Research and Development Expenditures – Vitarich Laboratories, Inc. – Research and Development is a key component of VLI's business development efforts. VLI develops product formulations for its customers. VLI focuses its research and development capabilities particularly on new and emerging raw materials and products. Research and development expenses relate primarily to VLI's proprietary formulations and are expensed as incurred. The Company recorded $12,000 of research and development expenses during the twelve months ended January 31, 2005.

Income Taxes – The Company files a consolidated federal income tax return. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of its assets and liabilities.

Seasonality – The Company's telecom infrastructure services operations are expected to have seasonally weaker results in the first and fourth quarters of the year, and may produce stronger results in the second and third quarters. This seasonality is primarily due to the effect of winter weather on outside plant activities as well as reduced daylight hours and customer budgetary constraints. Certain customers tend to complete budgeted capital expenditures before the end of the year, and postpone additional expenditures until the subsequent fiscal period.

Fair Value of Financial Instruments – The carrying amount of certain of the Company's financial instruments, including investments, accounts receivable and accounts payable, approximates fair value due to the relatively short maturity of such instruments. The Company's variable rate short-term line of credit and variable rate long-term debt approximate fair value.

Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade accounts receivable, cash and investments.

AI's four largest customers, Southern Maryland Electric Cooperative (SMECO), TriVita Corporation (TVC), General Dynamics Corp. (GD) and CyberWize.com, Inc. (C) accounted for 23%, 17%, 14%, and 8%, respectively of consolidated net sales for the year ended January 31, 2005. AI's three largest customers, Verizon Communications, SMECO and GD account for 19%, 26% and 51%, respectively, of consolidated net sales at January 31, 2004. The Company generally does not require collateral and does not believe that it is exposed to significant credit risk due to the credit worthiness of its customers.

The Company typically has had cash or short-term financial instruments on deposit in a bank in excess of federally insured limits.

Income Per Share – (Loss) income per share is computed by dividing loss from continuing operations, income (loss) from discontinued operations and net income (loss) by the weighted average number of common shares outstanding for the period. Outstanding stock options and warrants were anti-dilutive during the years ended January 31, 2005 and 2004 due to the Company's loss from continuing operations.

Stock Option Plans – For the year ended January 31, 2004, $5,000 in stock-based compensation cost is reflected in net loss for stock options whose vesting date was accelerated and which were exercised. All remaining option grants had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant; consequently no cost was reflected in net loss for the year ended January 31, 2005.

The Company continues to apply APB Opinion No. 25 and related interpretations to its stock-based compensation awards. The fair value of the options granted in fiscal 2005 and 2004 have been estimated at the date of grant using the Black-Scholes option-pricing model. Option valuation models require the use of subjective assumptions and changes in these assumptions can materially impact the fair value of the options.

The Pro Forma disclosures required by SFAS No. 148 are reflected below:

Pro Forma Disclosures
For the years Ended January 31

	2005	2004
Net loss, as reported	($2,579,000)	($ 597,000)
Add: Stock-based compensation recorded in the financial statements	--	5,000
Deduct: Total stock-based employee compensation expense determined under fair value based methods	(59,000)	(145,000)
Pro forma net loss	($2,638,000)	($ 737,000)
Basic and diluted loss per share:		
Basic and diluted – as reported	($1.20)	($ 0.41)
Basic and diluted – pro forma	($1.23)	($ 0.50)
Weighted average fair value of options granted	$2.23	$3.58
Risk-free interest rate	3.49%	3.28%
Expected volatility	57%	60%
Expected life	5 years	10 years
Dividend yield	0%	0%

IMPACT OF CHANGES IN ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004). *Share-Based Payment* ("SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and amends FASB Statement No. 95, *Statement of Cash Flows.* SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. AI will adopt SFAS 123(R) on February 1, 2006. The Company has not determined the impact of adopting the new standard and is continuing its analysis of the impact.

NOTE 2 – ACQUISITIONS

Vitarich Laboratories, Inc.

On August 31, 2004, the Company acquired, by merger, all of the common stock of VLI, a developer, manufacturer and distributor of premium nutritional supplements, whole-food dietary supplements and personal care products. The Company's purchase of VLI is focused on acquiring VLI's long-standing customer and exclusive vendor relationships and its well established position in the fast growing global nutrition industry which supports the premium paid over the fair value of the tangible assets acquired.

The results of operations of the acquired company are included in the consolidated results of the Company from August 31, 2004, the date of acquisition.

The estimated purchase price was approximately $6.7 million in cash, including expenses, and 825,000 shares of the Company's common stock with fair value of $5,132,000 or $6.22 per share utilizing the quoted market price two days before and after the acquisition date. The Company also assumed approximately $1.6 million in debt. The merger agreement contains provisions for payment of additional consideration ("Additional Consideration") by the Company to the former VLI shareholder to be satisfied in the Company's common stock and cash if certain Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) thresholds for the twelve months ended February 28, 2005 are met. To meet the EBITDA thresholds, VLI must have adjusted EBITDA in excess of $2.3 million. Results in excess of the adjusted EBITDA threshold serve as the basis to determine the amount of additional payment. (See Note 15)

The merger agreement also provides that, if between the closing date and the additional consideration payment date, the Company raises additional capital by issuance of stock pursuant to a public or private offering for a price less than $7.75 per share (the Additional Capital Subscription Price), then the number of shares of the Company's common stock issued to Thomas as initial consideration will be adjusted to the number of common shares that would have been issued at the closing of the merger had the value of each share of the Company's common stock been the Additional Capital Subscription Price. Any additional payments earned under the terms of the purchase agreement will be recorded as an increase in goodwill.

The Company's preliminary accounting for the acquisition of VLI uses the purchase method of accounting whereby the excess of cost over the net amounts assigned to assets acquired and liabilities assumed is allocated to goodwill and intangible assets based on their estimated fair values. Such intangible assets identified by the Company include $6,592,000, $2,500,000, $2,000,000 and $1,800,000, respectfully, allocated to goodwill, Proprietary Formulas (PF), Non-Contractual Customer Relationships (NCR) and a Non-Compete Agreement (NCA). The Company is amortizing PF over three years and NCR and NCA over five years. Accumulated amortization is $347,000, $167,000 and $150,000 at January 31, 2005, respectively for PF, NCR and NCA. The aggregate amortization for each of the five succeeding years is:

2006	$ 1,593,000
2007	1,593,000
2008	1,246,000
2009	760,000
2010	444,000
	$ 5,636,000

On January 31, 2005, the Company entered into a Debt Subordination Agreement ("Subordination Agreement") with Thomas, SMC (and together with the Company, the "Debtor") and Bank of America, N.A. ("Lender") to reconstitute certain Additional Consideration that Debtor will owe to Thomas as subordinated debt.

Except as otherwise provided in the Subordination Agreement and until such time that the Superior Debt (as such term is defined in the Subordination Agreement) is satisfied in full, Debtor shall not, among other things, directly or indirectly, in any way, satisfy any part of the Junior Debt (as such term is defined in the Subordination Agreement), nor shall Thomas, among other things, enforce any part of the Junior Debt or accept payment from Debtor or any other person for the Junior Debt or give any subordination in respect of the Junior Debt.

Southern Maryland Cable, Inc.

On July 17, 2003, the Company acquired all of the common stock of SMC, a provider of telecommunications and other infrastructure services including project management, construction and maintenance to the Federal Government, telecommunications and broadband service providers, as well as electric utilities.

The results of operations of the acquired company are included in the consolidated results of the Company from July 17, 2003, the date of the acquisition. The purchase price was approximately $3.8 million in cash, plus the assumption of approximately $971,000 in debt.

The Company accounted for the acquisition of SMC using the purchase method of accounting whereby the excess of cost over the net amounts assigned to identifiable assets acquired and liabilities assumed is allocated to goodwill and intangible assets based on their estimated fair values. Such intangible assets include $1,600,000 and $680,000 allocated to Contractual Customer Relationships ("CCR") and Trade Name, respectively, and $1,680,000 to Goodwill. The Company is amortizing the CCR over a weighted average life of seven years. As of January 31, 2005, accumulated amortization was $290,000, excluding the impairment loss. The Trade Name was determined to have an indefinite useful life and is not being amortized. SMC's amortization of CCR for each of the next four years ended January 31, 2006, 2007, 2008 and 2009 is $103,000 and for the year ended January 31, 2010 is $69,000.

The following unaudited pro forma statements of operations for the twelve months ended January 31, 2005 and 2004 does not purport to be indicative of the results that would have actually been obtained if the aforementioned acquisitions had occurred on February 1, 2003, or that may be obtained in the future. The pro forma presentation also excludes the discontinued operations of PI. VLI and SMC previously reported their results of operations using a calendar year end. No material events occurred subsequent to this reporting period that would require adjustment to our unaudited pro forma statements of operations. The number of shares outstanding used in calculating pro forma earnings per share assume that the shares issued in connection with the private offering in April 2003, discussed in Note 7, and the 825,000 shares issued in connection with the acquisition of VLI were outstanding since February 1, 2003.

	Years Ended January 31	
Pro Forma Statement Operations	**2005**	**2004**
Net Sales	$24,131,000	$25,124,000
Cost of goods sold	18,313,000	18,736,000
Gross profit	5,818,000	6,388,000
Selling, general and administrative expenses	6,757,000	6,216,000
Impairment loss	1,942,000	--
(Loss) income from operations	(2,881,000)	172,000
Other expense, net	(106,000)	(15,000)
(Loss) income from continuing operations before income taxes	(2,987,000)	157,000
Income tax (benefit) provision	(866,000)	55,000
Net (loss) income from continuing operations	($2,121,000)	$ 102,000
(Loss) Income per share:		
- basic	($0.81)	$0.04
- diluted	($0.81)	$0.04
Weighted average shares outstanding:		
- basic	2,631,000	2,624,000
- diluted	2,631,000	2,624,000

NOTE 3 – IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

During the three months ended July 31, 2004, the Company determined that both events and changes in circumstances with respect to SMC's business climate would have a significant effect on its future estimated cash flows. During the three months ended July 31, 2004, SMC terminated a customer contract which had historically provided positive margins and cash flows. In addition, SMC experienced revenue levels well below expectations for its largest fixed-priced contract customer. As a consequence, SMC has reduced its future forecasts and expectations of cash flows. As a result of these events, the Company believed that there was an indication that its intangible assets not subject to amortization might be impaired. The Company determined the fair value of its Goodwill and Trade Name and compared it to the respective carrying amounts. The carrying amounts exceeded the Goodwill and Trade Name's respective fair values by $740,000 and $456,000, respectively, which the Company recorded as an impairment loss for the three months ended July 31, 2004.

During the three months ended July 31, 2004, the Company terminated the above mentioned customer contract. The impact of the termination indicated that the Company's CCR carrying amount was not fully recoverable. Accordingly, the Company determined the fair value of the CCR's and compared it to its carrying amount. The Company recorded an impairment loss of $746,000, as this was the amount by which the CCR carrying amount exceeded its fair value.

NOTE 4 - RELATED PARTY TRANSACTIONS

On January 28, 2005, the Company sold and issued to MSR I SBIC, L.P., a Delaware limited partnership ("Investor"), 129,032 shares (the "Shares") of common stock of the Company pursuant to a Subscription Agreement dated as of January 28, 2005 between the Company and Investor (the "Subscription Agreement"). The Shares were issued at a purchase price of $7.75 per share ("Share Price"), yielding aggregate proceeds of $999,998. The Shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. The Investor is an entity controlled by Daniel Levinson, a director of the Company.

Pursuant to the Subscription Agreement, the Company has agreed to issue additional shares of Common Stock to Investor in accordance with the Subscription Agreement under certain conditions upon the earlier of (i) the Company's issuance of additional shares of Common Stock having an aggregate purchase price of at least $2,500,000 for a consideration per share less than the Share Price, subject to certain exclusions; and (ii) July 31, 2005. Shares would be issued in amounts determined by reference to the prevailing thirty-day average stock price. The number of additional shares to be issued would effectively reduce the Investor's purchase price per common share as set forth in the Subscription Agreement.

In addition, the Company has agreed, pursuant to a Registration Rights Agreement dated as of January 28, 2005 between the Company and Investor, to file a registration statement relating to the resale of the Shares by Investor, or any of Investor's successors or permitted assigns, not later than 180 days following January 28, 2005, subject to certain conditions. The resale of the shares were registered under the Securities Act of 1933 on Form S-3, filed with the Securities and Exchange Commission on February 25, 2005.

The Company leases administrative, manufacturing and warehouse facilities from individuals who are officers of SMC and VLI. The total expense under these arrangements were $134,000 and $72,000 for the years ended January 31, 2005 and 2004, respectively. The future minimum lease commitments under these arrangements during each fiscal year ended January 31 through fiscal year ended January 31, 2010 is:

2006	$ 290,000
2007	292,000
2008	231,000
2009	231,000
2010	152,000
Thereafter	714,000
	$1,910,000

AI also entered into a supply agreement with an entity owned by the former shareholder of VLI whereby the supplier committed to sell to AI and AI committed to purchase on an as-needed basis, certain organic products.

VLI made $47,000 in purchases under the supply agreement for the period from acquisition (August 31, 2004) through January 31, 2005. At January 31, 2005, AI had an $8,000 note with the aforementioned seller-owned entity.

The Company also sells its products in the normal course of business to an entity in which the former owner of VLI has an ownership interest. The pricing on such transactions is consistent with VLI's general customer pricing for nonaffiliated entities. VLI had approximately $242,000 in sales with this entity for the period from acquisition (August 31, 2004) to January 31, 2005. At January 31, 2005, the affiliated entity owed $112,000 to VLI net of an allowance for doubtful accounts of $84,000.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at January 31, 2005:

	2005	2004	Estimated Useful Lives
Leasehold improvements	$ 400,000	$ 184,000	5 to 20 years
Machinery and equipment	2,093,000	1,079,000	5 to 7 years
Trucks	889,000	823,000	5 to 7 years
	3,382,000	2,086,000	
Less accumulated depreciation	(679,000)	(173,000)	
Property and equipment, net	$2,703,000	$1,913,000	

Depreciation expense for the fiscal years ended January 31, 2005 and 2004 was $508,000, and $173,000, respectively.

NOTE 6 – DEBT

In August, 2003, the Company entered into a financing arrangement with Bank of America, N.A. ("Bank") aggregating $2,950,000 in available financing in two facilities – a revolving line of credit with $1,750,000 in availability, having an initial expiration of July 31, 2004 and bearing interest at LIBOR plus 2.75%, and a three year term note with an original outstanding balance of $1,200,000, expiring July 31, 2006 and bearing interest at LIBOR plus 2.95%. The proceeds from the term note were used to pay off the SMC lines of credit and for working capital.

In August 2004, the Company agreed to amend the existing financing arrangements with the Bank whereby the revolving line of credit was increased to $3.5 million in maximum availability, expiring May 31, 2005. Availability on a monthly basis under the revolving line is determined by reference to accounts receivable and inventory on hand which meet certain Bank criteria. On April 8, 2005, the Company agreed to amend the existing financing arrangements with the Bank whereby the revolving line of credit was increased to $4.25 maximum availability, expiring May 31, 2006. Under the amended financing arrangements, amounts outstanding under the revolving line of credit and the three year note bear interest at LIBOR plus 3.25% and 3.45%, respectively. Availability on a monthly basis under the revolving line is determined by reference to accounts receivable and inventory on hand which met certain Bank criteria. The aforementioned three year note remains in effect and the final monthly scheduled payment of $33,000 is due on July 31, 2006. As of January 31, 2005, the Company had $600,000 outstanding under the term note and $1,659,000 outstanding under the revolving line of credit.

The amended financing arrangement of August 2004 contains financial and nonfinancial covenants including requiring that the ratio of debt to pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) not exceed 2.5 to 1 (with the first test date being January 31, 2005); requiring a pro forma fixed charge coverage ratio of not less than 1.25 to 1 (with the first test date being January 31, 2005); and bank consent for acquisitions and divestitures. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements. At January 31, 2005, the Company was not in compliance with the ratio of debt to EBITDA. The financing arrangements amended on April

8, 2005 waives the January 31, 2005 and April 30, 2005 measurement of certain financial covenants including requiring that the ratio of debt to pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) not exceed 2.5 to 1 (with the next test date being July 31, 2005); requiring pro forma fixed charge coverage ratio not less than 1.25 to 1 (with the next test date being July 31, 2005). Bank consent continues to be required for acquisitions and divestitures. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements. In conjunction with the amendment, the Bank also released to the Company $300,000, which it was holding in escrow as collateral in connection with the sale of PI.

Information regarding the three year term note as of January 31, 2005 is included in the table below:

	2005	**2004**
Long term debt: current	$ 400,000	$1,000,000
Weighted average interest rate at January 31	5.6%	4.35%
Weighted average borrowing outstanding throughout the fiscal year	800,000	$1,100,000
Weighted average interest rate during the fiscal year	4.9%	4.30%
Maximum outstanding during the year	$1,000,000	$1,200,000
Principal paid during the fiscal year	$ 400,000	$ 200,000

Minimum repayments of principal on the term notes are as follows for the fiscal year ending January 31:

2006	$ 400,000
2007	200,000
TOTAL	$ 600,000

The Company has also separately financed vehicles and machinery which will be substantially repaid over the next 53 months with a weighted average interest rate of 5.28% and 6.67% at January 31, 2005 and 2004. Information regarding these loans is included in the table below:

	2005	2004
Long-term debt	$543,000	$ 201,000
Less: Current portion	262,000	92,000
Long-term debt excluding current portion	$281,000	$ 109,000

The Company has also separately financed vehicles and machinery which will be substantially repaid over the next 53 months with a weighted average interest rate of 5.28% and 6.67% at January 31, 2005 and 2004. Information regarding these loans is included in the table below:

	2005	2004
Long-term debt	$543,000	$ 201,000
Less: Current portion	262,000	92,000
Long-term debt excluding current portion	$281,000	$ 109,000

NOTE 7 – PRIVATE OFFERINGS OF COMMON STOCK

On January 28, 2005, the Company sold and issued to MSR I SBIC, L.P., a Delaware limited partnership ("Investor"), 129,032 shares (the "Shares") of the Company's common stock, pursuant to a Subscription Agreement dated as of January 28, 2005 between the Company and Investor. The Shares were issued at a purchase price of $7.75 per share ("Share Price"), yielding aggregate proceeds of $999,998. The Shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. The Investor is an entity controlled by Daniel Levinson, a director of the Company. (See Note 4)

On April 29, 2003, the Company completed a private offering of approximately 1,304,000 shares of common stock at a price of $7.75 per share. The proceeds of the private offering were approximately $10,107,000 prior to giving effect to offering costs of $472,000, with additional future proceeds that may be derived from the future exercise of 230,000 warrants issued in connection with the private placement. The warrants were issued at an exercise price of $7.75 per share and have a ten year term. A portion of the net proceeds of the private placement was used in the acquisitions of VLI and SMC and in final payment of the Company's credit facility with U.S. Bancorp. The remaining net proceeds were used for working capital. The private offering was approved by shareholder vote on April 15, 2003.

NOTE 8 - STOCK BASED COMPENSATION

The Company established a stock option plan (the "Plan") in August 2001, pursuant to which the Company's Board of Directors (the "Board") may grant stock options to officers, directors and key employees. The Plan, was amended in April 2003 to authorize the grant of options for up to 250,000 shares of common stock.

Under a previous plan, the Company had issued stock options to certain officers, directors and key employees to purchase shares of its Common Stock within prescribed periods at prices that varied between $3.75 to $12.15 per share. This plan was terminated upon the consummation of the August 2001 Incentive Stock Option Plan.

Stock options granted may be "Incentive Stock Options" ("ISOs") or "Nonqualified Stock Options" ("NSOs"). ISOs have an exercise price at least equal to the stock's fair market value at the date of grant, a ten-year term and vest and become fully exercisable one year from the date of grant. NSOs may be granted at an exercise price other than the stock's fair market value at the date of grant and have up to a ten-year term, and vest and become fully exercisable as determined by the Board.

During fiscal 2005, the Board granted 3,000 ISO's and 35,000 NSO's to employees. The ISO's and NSO's were granted at $7.75 per share and generally vest over one year with a maximum life of five years.

During fiscal 2004, the Board granted 20,000 ISOs and 30,000 NSOs to employees and Directors. The ISOs and NSOs were granted at $7.90 per share.

Stock option activity is as follows:

	No. of Options	Average Exercise Price
Balance at January 31, 2003	18,000	$ 7.77
Granted	50,000	$ 7.90
Exercised	(5,000)	$ 5.47
Forfeited	(9,000)	$ 7.98
Balance at January 31, 2004	54,000	$ 8.04
Granted	38,000	$ 7.75
Exercised	(2,000)	$ 5.70
Forfeited	(8,000)	$ 8.53
Balance at January 31, 2005	82,000	$ 7.83

At January 31, 2005, the range of exercise prices, the number of options outstanding and the weighted average remaining contractual life of these options are as follows:

Exercise Price	No. of Options	Weighted Average Remaining Life
$ 7.75	37,000	5.1
$ 7.90	45,000	3.5
	82,000	4.2

At January 31, 2005 and 2004, 45,000 and 6,000 options, respectively, were exercisable at a weighted average exercise price of $7.90 and $5.70, respectively.

In connection with the Company's private placement in April 2003, the Company issued warrants to purchase 230,000 shares of the Company's common stock at a price of $7.75 per share with a ten year term. 180,000 of the warrants were granted to three individuals who became the executive officers of the Company upon completion of the offering. In addition, MSR Advisors, Inc. ("MSR") received warrants to purchase 50,000 shares of the Company's common stock. A director of the Company is the Chief Executive Officer of MSR. The fair value of the warrants of $849,000 was recognized as offering costs. All warrants are exercisable.

At January 31, 2005, there were 474,000 shares of the Company's common stock reserved for issuance upon exercise of stock options and warrants.

NOTE 9 – INCOME TAXES

Income tax (benefit) expense related to continuing operations for the years ended January 31, 2005 and 2004 is as follows:

	2005	2004
Current:		
Federal	$ --	$ --
State	63,000	31,000
	63,000	31,000
Deferred:		
Federal	(934,000)	(268,000)
State	(174,000)	(52,000)
	(1,108,000)	(320,000)
Total tax benefit	($1,045,000)	($289,000)

The actual income tax benefit for the years ended January 31, 2005 and 2004 differs from the "expected" tax computed by applying the U.S. Federal corporate income tax rate of 34% to income from continuing operations before income tax as follows:

	2005	2004
Computed "expected" tax benefit	($1,232,000)	($ 106,000)
Increase (decrease) resulting from:		
State income taxes, net	(100,000)	17.000
Permanent differences	287,000	4.000
Net operating loss of discontinued operations [a]	--	(187,000)
Other	---	(17,000)
	($1,045,000)	($289,000)

[a] The fiscal 2004 loss from operations generated by Puroflow prior to its disposition is included in (loss) income from discontinued operations for financial reporting purposes; however, such loss is included in Argan's consolidated taxable income (loss) for income tax reporting purposes.

The tax effects of temporary differences for continuing operations that give rise to deferred tax assets and liabilities at January 31, 2005 and 2004 are as follows:

	2005	2004
Assets:		
Accrued bonus	$ --	$ 58,000
Inventory and receivable reserves	56,000	--
Accrued vacation	41,000	--

Accrued WFC claim	98,000	--
Net operating loss	324,000	187,000
	519,000	245,000
Liabilities:		
SMC cash to accrual adjustment	172,000	246,000
Property and equipment	578,000	412,000
Purchased intangibles	2,429,000	832,000
Other	4 ,000	7,000
	3,183,000	1,497,000
Net deferred tax liabilities	$2,664,000	$1,252,000

At January 31, 2005, AI has a net operating loss carryforward aggregating $858,000 which expires in 2024 and 2025.

NOTE 10 – SEGMENT REPORTING

Effective with the acquisition of VLI, the Company has two operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance.

The Company's two reportable segments are telecom infrastructure services and nutraceutical products. The Company conducts its operations through its wholly owned subsidiaries – VLI and SMC. The "Other" column includes the Company's corporate and unallocated expenses.

The Company's reportable segments are organized in separate business units with different management, customers, technology and services. The respective segments account for the respective businesses using the accounting policies in Note 1. Summarized financial information concerning the Company's reportable segments is shown in the following tables:

For the Twelve Months Ended January 31, 2005

	Nutraceutical Products [1]	Telecom Infrastructure Services	Other	Consolidated
Net sales	$6,805,000	$ 7,713,000	$ --	$ 14,518 ,000
Cost of goods sold	4,774,000	6,559,000	--	11,333,000
Gross profit	2,031,000	1,154,000	--	3,185,000
Selling, general and administrative expenses	1,630,000	1,590,000	1,590,000	4,810,000
Impairment loss	--	1,942,000	--	1,942,000
Income (Loss) from operations	401,000	(2,378,000)	(1,590,000)	(3,567,000)
Interest expense	73,000	48,000	3,000	124,000
Other income, net	--	(6,000)	(61,000)	(67,000)
Income (loss) from continuing operations before income taxes	$ 328 ,000	($2,420 ,000)	($1,532,000)	(3,624,000)
Income tax benefit				1,045,000
Net loss				($ 2,579,000)
Depreciation	$ 122,000	$ 384,000	$ 2,000	$ 508,000
Amortization of intangibles	$ 664,000	$ 166,000	$ 39,000	$ 869,000

Goodwill	$ 6,592,000	$ 940,000	--	$ 7,532,000
Total Assets	$19,310,000	$5,007,000	$621,000	$24,938,000

(1) Operating results of VLI are included since date of acquisition, August 31, 2004.

The Company has customers whose sales represent a significant portion of enterprise and segment net sales. Nutraceutical sales to two customers, TriVita Corporation and Cyberwize.com, Inc., accounted for 17% and 8% of consolidated net sales, respectively, while telecom infrastructure services to two customers, Southern Maryland Electric Cooperative and General Dynamics Corp. aggregated 23% and 14% respectively, of consolidated net sales.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries have entered into various non-cancelable operating leases for facilities, machinery, equipment and trucks. Total rent expense for all operating leases including related parties was approximately $268,000 and $75,000 for the years ended January 31, 2005 and 2004, respectively. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of January 31, 2005:

2006	$ 478,000
2007	449,000
2008	365,000
2009	298,000
2010	152,000
Thereafter	714,000
	$2,456,000

In the normal course of business, the Company has pending claims and legal proceedings. It is the opinion of the Company's management, based on information available at this time, that none of the current claims and proceedings will have a material effect on the Company's consolidated financial statements.

NOTE 12 – WESTERN FILTER CORPORATION LITIGATION

During the twelve months ended January 31, 2005, WFC notified the Company asserting that the Company breached certain representations and warranties under the Stock Purchase Agreement. WFC asserts damages in excess of the $300,000 escrow which is being held by a third party in connection with the Stock Purchase Agreement.

The Company has reviewed WFC's claim and believes that substantially all of the claims are without merit. The Company will vigorously contest WFC's claim.

On March 22, 2005, WFC filed a complaint in Los Angeles Superior Court alleging the Company and its executive officers, individually, committed breach of contract, intentional misrepresentation, concealment and non-disclosure, negligent misrepresentation and false promise. WFC seeks declaratory relief and compensatory and punitive damages in an amount to be proven at trial as well as the recovery of attorneys' fees.

During the twelve months ended January 31, 2005, the Company recorded an accrual related to this matter of $260,000 for losses and legal fees related to WFC's claim that it considers to be probable and that can be reasonably estimated. Although the ultimate amount of liability at January 31, 2005, that may result from this matter for which the Company has recorded an accrual is not ascertainable, the Company believes that any amounts exceeding the aforementioned accrual should not materially affect the Company's financial condition. It is possible, however, that the ultimate resolution of WFC's claim could result in a material adverse effect on the Company's results of operations for a particular reporting period.

NOTE 13 – DEFINED CONTRIBUTION PLAN

The Company has a 401-(K) Savings Plan covering all of its employees, whereby the Company makes discretionary contributions for its eligible employees. The Company's expense for these defined contribution plans totaled $17,000 and $15,000 for the years ended January 31, 2005 and 2004, respectively.

NOTE 14 – DISCONTINUED OPERATIONS

Part A – Sale of PI and Restatement of Financial Statements

On October 31, 2003, AI, as part of its plan to reallocate its capital to its acquisition program, sold PI to WFC. The sales price of approximately $3,500,000 was satisfied in cash of which $300,000 is being held in escrow to indemnify WFC from any damages resulting from a breach of representation and warranties under the Stock Purchase Agreement. (See Note 12) AI recognized a gain on sale of approximately $167,000, net of income taxes of $506,000. The Company utilized net operating losses to offset the gain on sale and thus, has no current tax liability. The $506,000 is the amount of the deferred tax assets related to PI which has been sold. In accordance with SFAS No. 144 "Accounting for the impairment or disposal of Long-Lived Assets," the Company classified the operating results of PI as discontinued operations in the accompanying statements of operations.

The results of the discontinued operations which are included in the Consolidated statement of operations for the year ended January 31, 2004 is as follows:

	Year Ended January 31, 2004
Net sales	$ 5,050,000
Cost of goods sold	3,834,000
Gross profit	1,216,000
Selling, general and administrative expenses	1,701,000
Operating (loss) income from discontinued operations	(485,000)
Other (expense) income	(11,000)
(Loss) income from discontinued operations before income taxes	(496,000)
Income tax expense	245,000
Gain from discontinued operations, net of income tax expense of $506,000	167,000
(Loss) income from discontinued operations	$ (574,000)

RESEARCH AND DEVELOPMENT EXPENSES OF DISCONTINUED OPERATIONS

Research and development expenditures are expensed as incurred and are approximately $78,000 for the year ended January 31, 2004.

SEGMENT REPORTING OF DISCONTINUED OPERATIONS

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance.

PI's two reportable segments were aerospace filter manufacturing and air bag filter manufacturing. PI manufactured both lines of filters at a single manufacturing facility utilizing in common PI's employees, physical plant and sales force. Puroflow manufactured and sold a broad range of filtration products for original equipment manufacturers, military users, government direct, automotive and aviation aftermarket users, as well as a number of commercial and industrial applications.

PI's reportable segments were primarily two categories of products sold to different customers. The respective segments had common use of PI's manufacturing employees and facilities, as well as selling and administrative employees. The segments accounted for the respective businesses using the same accounting policies used in the consolidated financial statements. Financial information concerning PI's reportable segments is shown in the following tables.

YEAR ENDED
January 31, 2004

	Aerospace Manufacturing	Air Bag Manufacturing	Total
External sales	$4,053,000	$ 997,000	$5,050,000
Cost of goods sold	3,082,000	752,000	3,834,000
Gross profit	$ 971,000	$ 245,000	$1,216,000

PI operated out of one manufacturing facility and did not identify commonly used assets and related costs for an individual segment. In addition, selling, general and administrative costs were not separately captured for each segment.

NOTE 15 – SUBSEQUENT EVENTS

On August 31, 2004, AI acquired VLI under a merger agreement, which provides, that in addition to the initial consideration of $6,050,000 and 825,000 shares of AI common stock, Thomas, the former owner, shall have the right to receive additional consideration equal to (1) 5.5 times the adjusted EBITDA of VLI for the twelve months ended February 28, 2005, (b) less the initial consideration. The merger agreement provided that the additional consideration would be paid one-half in cash and one-half in AI common stock. AI's preliminary estimate of the additional consideration is approximately $2.7 million in cash and approximately 350,000 shares of AI common stock. The cash portion of the additional consideration will be paid on August 1, 2006 subject to a subordination agreement entered into between AI and Kevin Thomas. (See Note 2)

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES.

The Company, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 10-KSB. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer each concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission.

There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer of the Company have provided the Certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, 32.1 and 32.2.

ITEM 8B. OTHER INFORMATION

None.

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

We have adopted a Code of Ethics applicable to our principal executive officer and our principal financial and accounting officer and executive vice president, a copy of which is filed as an exhibit to our annual report on Form 10-KSB filed with the SEC on April 27, 2004 and which is posted on our website at www.arganinc.com. A copy of the Code of Ethics may also be obtained without charge by writing to Mr. Haywood Miller, Executive Vice President and Secretary, Argan, Inc., One Church Street, Suite 302, Rockville, Maryland 20850.

The remaining information required under this item is incorporated by reference to the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be filed within 120 days of the end of the fiscal year covered by this report.

ITEM 10. EXECUTIVE COMPENSATION

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be filed within 120 days of the end of the fiscal year covered by this report.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be filed within 120 days of the end of the fiscal year covered by this report.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be filed within 120 days of the end of the fiscal year covered by this report.

ITEM 13. EXHIBITS

Exhibit No.	Description
3.1	Certificate of Incorporation, as amended.(5)
3.2	Bylaws.(1)
10.6	2001 Incentive Stock Option Plan.(2)
10.7	Financing and Security Agreement dated as of August 19, 2003 among Puroflow Incorporated, Southern Maryland Cable, Inc. and Bank of America, N.A. (3)
10.8	First Amendment to Financing and Security Agreement dated as of February 27, 2004.(5)
10.9	Form of Subscription Agreement, dated as of April 29, 2003, by and among the Company and Investors in the April 29, 2003 private placement.(4)
10.10	Registration Rights Agreement, dated as of April 29, 2003, by and among the Company and the Investors in the April 29, 2003 private placement.(4)
10.11	Form of Common Stock Purchase Warrant dated April 29, 2003.(5)
10.12	Agreement and Plan of Merger dated July 17, 2003 by and between Southern Maryland Cable, Inc., Puroflow Incorporated, and PFLW/SMC Acquisition Corporation.(9)
10.13	Agreement and Plan of Merger dated as of August 31, 2004 by and between Kevin J. Thomas, Vitarich Laboratories, Inc., Argan, Inc., and AGAX/VLI Acquisition Corporation.(7)

10.14	Registration Right Agreement dated as of August 31, 2004 by and between Argan, Inc. and Kevin J. Thomas .[6]
10.15	Employment Agreement dated as of August 31, 2004 by and between AGAX/VLI Acquisition Corporation and Kevin J. Thomas.[6]
10.16	Third Amendment to Financing and Security Agreement as of August 19, 2003 dated as of August 31, 2004 by and among Argan, Inc., Southern Maryland Cable, Inc., and AGAX/VLI Acquisition Corporation, as borrowers, in favor of Bank of America, N.A., as lender.[6]
10.17	Amended and Restated Revolving Credit Note dated as of August 31, 2004 by and among Argan, Inc., Southern Maryland Cable, Inc., and AGAX/VLI Acquisition Corporation, as Borrowers, in favor of Bank of America, N.A., as lender. [6]
10.18	First Amendment to Term Note dated as of June 29, 2004 by and among Argan, Inc., Southern Maryland Cable, Inc., as borrowers, and Bank of America, N.A., as lender. [6]
10.19	Additional Borrowers Joinder Supplement dated as of August 31, 2004, by and among Argan, Inc., the other Existing Borrowers (as such term is defined in the agreement) and AGAX/VLI Acquisition Corporation, as borrowers, and Bank of America, N.A., as lender. [6]
10.20	Employment Agreement dated as of January 3, 2005 by and between Argan, Inc. and Rainer H. Bosselmann.[8]
10.21	Employment Agreement dated as of January 3, 2005 by and between Argan, Inc. and H. Haywood Miller, III.[8]
10.22	Employment Agreement dated as of January 3, 2005 by and between Argan, Inc. and Arthur F. Trudel, Jr.[8]
10.23	Debt Subordination Agreement dated as of January 31, 2005 by and among Argan, Inc., Kevin J. Thomas, Southern Maryland Cable, Inc., and Bank of America, N.A. (includes as Exhibit A, a Form of Subordinated Term Note). [10]
10.24	Financing and Security Agreement dated as of August 19, 2003 among Puroflow Incorporated, Southern Maryland Cable, Inc., and Bank of America, N.A. [11]
14.1	Code of Ethics.[5]

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 15, 1991, (Registration No. 33-43228).

(2) Incorporated by reference to the Company's Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on August 6, 2001.

(3) Incorporated by reference to the Company's Form 10-QSB filed with the Securities and Exchange Commission on December 12, 2003.

(4) Incorporated by reference to the Company's Form S-3/A filed with the Securities and Exchange Commission on January 29, 2004.

(5) Incorporated by reference to Company's Form 10-KSB filed with the Securities and Exchange Commission on April 27, 2004.

(6) Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on September 7, 2004.

(7) Incorporated by reference to the Company's Form 8-K/A filed with the Securities and Exchange

Commission on September 17, 2004.

(8) Incorporated by reference to the Company's Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 5, 2005.

(9) Incorporated by reference to the Company's Form 8-K dated July 17, 2003, filed with the Securities and Exchange Commission on July 29, 2003.

(10) Incorporated by reference to the Company's Form 8-K dated January 31, 2005, filed with the Securities and Exchange Commission on February 4, 2005.

(11) Incorporated by reference to the Company's Form 10-QSB, filed with the Securities and Exchange Commission on December 15, 2003.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Information required under this item is incorporated by reference to the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders to be filed within 120 days of the end of the fiscal year covered by this report.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGAN, INC.

By: /s/ Rainer H. Bosselmann
Rainer H. Bosselmann
Chairman of the Board and Chief Executive Officer
Dated: April 26, 2005

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	**Title**	**Date**
/s/ Rainer H. Bosselmann Rainer H. Bosselmann	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 26, 2005
/s/ Arthur F. Trudel Arthur F. Trudel	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	April 26, 2005
/s/ DeSoto S. Jordan DeSoto S. Jordan	Director	April 26, 2005
/s/ Daniel A. Levinson Daniel A. Levinson	Director	April 26, 2005
/s/ T. Kent Pugmire T. Kent Pugmire	Director	April 26, 2005
/s/ James W. Quinn James W. Quinn	Director	April 26, 2005
/s/ Peter L. Winslow Peter L. Winslow	Director	April 26, 2005
/s/ W. G. Champion Mitchell W. G. Champion Mitchell	Director	April 26, 2005

EXHIBIT INDEX

Exhibit No.	Description
21	Subsidiaries of the Company.
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 21

ARGAN, INC.

SUBSIDIARIES OF THE COMPANY

	State of Incorporation
Southern Maryland Cable, Inc.	Delaware
Vitarich Laboratories, Inc.	Delaware

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (on Form S-3 No. 333-122991 dated February 25, 2005, Form S-3 No. 333-109528 dated March 15, 2004 and Form S-8 No. 333-107627 dated August 4, 2003) of Argan, Inc. and in the related Prospectus of our report dated April 8, 2005, with respect to the consolidated financial statements of Argan, Inc. included in this Annual Report (Form 10-KSB) for the year ended January 31, 2005.

/s/ Ernst & Young LLP

McLean, Virginia
April 27, 2005

Exhibit 31.1

CERTIFICATION

I, Rainer H. Bosselmann, certify that:

1. I have reviewed this annual report on Form 10-KSB of Argan, Inc, formerly Puroflow, Incorporated, for the annual period ended January 31, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: April 26, 2005

/s/ Rainer H. Bosselmann
Rainer H. Bosselmann
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Arthur F. Trudel, certify that:

1. I have reviewed this annual report on Form 10-KSB of Argan, Inc, formerly Puroflow, Incorporated, for the annual period ended January 31, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: April 26, 2005

/s/ Arthur F. Trudel
Arthur F. Trudel
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Argan, Inc., a Delaware corporation (the "Company") on 10-KSB, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rainer H. Bosselmann, Chairman of the Board and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Rainer H. Bosselmann
Rainer H. Bosselmann
Chairman of the Board and Chief Executive Officer

Date: April 26, 2005

A signed original of this document has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Argan, Inc., a Delaware corporation (the "Company") on 10-KSB, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Arthur F. Trudel, Senior Vice President and Chief Financial Officer, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Arthur F. Trudel
Arthur F. Trudel
Senior Vice President and Chief Financial Officer

Date: April 26, 2005

A signed original of this document has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Directors and Executive Officers of Argan, Inc. (the "Company")

Rainer H. Bosselmann. Mr. Bosselmann has been a Director and Chairman of the Board since May 2003 and President since October 2003. Since 1996, Mr. Bosselmann has served as a principal with Holding Capital Group, Inc., a firm engaged in mid-market acquisitions and investments.

DeSoto S. Jordan. Mr. Jordan has been a Director of the Company since May 2003. Mr. Jordan has been Chairman of Afton Holdings, LLC, a private equity firm, since 2000.

Daniel A. Levinson. Mr. Levinson has been a Director of the Company since May 2003. In 1997, Mr. Levinson founded Main Street Resources, a niche sponsor of private equity transactions, and has been its managing partner. Since 1998, Mr. Levinson has been President of MSR Advisors, Inc.

W.G. Champion Mitchell. Mr. Mitchell has been a Director of the Company since October 2003. Since January 2003, Mr. Mitchell has been Chairman of the Board and Chief Executive Officer of Network Solutions, Inc. Network Solutions is engaged in the creation, marketing and management of digital identity and web presence products.

T. Kent Pugmire. Dr. Pugmire has served as a Director of the Company since June 1991. Since 1992, Dr. Pugmire has served as an independent technical consultant.

James W. Quinn. Mr. Quinn has been a Director of the Company since May 2003. Mr. Quinn is currently a Director of Allen & Company LLC, an investment banking firm. Since 1982, Mr. Quinn has served in various capacities at Allen & Company and its affiliates, including head of the Corporate Syndicate Department and Chief Financial Officer

Peter L. Winslow. Mr. Winslow has been a Director of the Company since June 2003. Since 1992, Mr. Winslow has served in several executive capacities at Fin-Net LLC and its predecessor company Fin-Net, Inc., a financial networking company, where he currently serves as Chairman and Managing Director.

H. Haywood Miller III. Mr. Miller has been Executive Vice President of the Company since May 2003 and a corporate officer of the Company since January 2003.

Arthur F. Trudel. Mr. Trudel has been Senior Vice President and Chief Financial Officer of the Company since May 2003 and a corporate officer of the Company since January 2003.